Exhibit 99.2

oasmia

OASMIA PHARMACEUTICAL AB ANNUAL REPORT 2016/2017

WWW.OASMIA.COM

CONTENTS

YEAR IN BRIEF	3
HISTORY	3
CEO’S COMMENTS	4
THE SHARE	6
PRODUCTION	8
XR17	9
RESEARCH, DEVELOPMENT AND PROJECT PORTFOLIO	10
MARKET	14
PHARMACEUTICALS AND AUTHORITIES	18
COMPETENCE AND EXPERIENCE	20
ADMINISTRATION REPORT	21
Corporate Governance Report 2016/2017	31
The Board	35
Management	36
Financial statements	37
Notes	47
SIGNING OF THE ANNUAL REPORT	67
AUDITOR’S REPORT	68
QUARTERLY DATA	71
GLOSSARY	72
CONTACT INFORMATION	73

OASMIA PHARMACEUTICAL AB Vallongatan 1, 752 28 Uppsala Switchboard +46 18 50 54 40 • Fax +46 18 51 08 73 Email address info@oasmia.com Corporate ID number 556332-6676 • www.oasmia.com	Oasmia has decided not to print and distribute the Annual Report, for environmental reasons. It may be ordered via Oasmia’s website.

2	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

YEAR IN BRIEF / HISTORY

YEAR IN BRIEF

FINANCIAL YEAR MAY 1, 2016 – APRIL 30, 2017

•	Consolidated net sales amounted to TSEK 172 (6,373).

•	Operating income was TSEK -140,481 (-132,691).

•	Net income after tax amounted to TSEK-160,243 (-141,539).

•	Earnings per share were SEK -1.42 (-1.39).

•	Comprehensive income was TSEK -160,230 (-141,557).

•	A study was begun in September for Docecal and is now ongoing in three countries. The company’s phase II study, which will form the basis of the application for registration, is continuing in parallel. The first patient was included in March 2016.

•	Positive study results in a study on Apealea/Paclical for breast cancer.

•	Acquisition of promising cancer project from Karo Pharma.

•	The registration process at EMA for Apealea is proceeding according to plan and notification is expected during 2017.

•	Strategic changes planned in veterinary medicine.

•	A number of financing measures have been taken during the year.

•	Nexttobe has sold its holding in Oasmia and Granitplattan AB is now the second largest owner.

•	Nexttobe AB extended its loan to Oasmia during the year, with new and improved conditions.

EVENTS AFTER CLOSING DAY

•	The company’s Board has decided to transfer the veterinary business to Oasmia’s American subsidiary.

•	A new warrants programme was adopted for the Board and key persons at an Extraordinary General Meeting held on June 2, 2017.

•	The company’s convertible loan that matured in June 2017 has been extended through simple debt instruments.

•	Oasmia has entered into an exclusive distribution agreement for Russia and the CIS with a new partner.

•	The company decided to carry out a rights issue of approximately MSEK 163.9.

KEY FIGURES

783 MSEK

COMPANY’S MARKET CAPITALIZATION

AT END OF FINANCIAL YEAR

-1.42 SEK

EARNINGS PER SHARE

OASMIA’S EMPLOYEES	EDUCATION

HISTORY

1999

Oasmia Pharmaceutical AB founded.

2004

Clinical trials on Paclical initiated.

2005

Clinical trials on Paccal Vet® initiated.

2006

Oasmia obtains SME status from EMA.

Paclical granted orphan drug status by EMA.

2007

Clinical phase III studies on Paccal Vet initiated.

2008

Clinical phase III studies on Paclical initiated.

2009

Distribution agreement entered into with Abbott Laboratories for Paccal Vet in the US and Canada.

The US Food and Drug Administration (FDA) grants Paclical orphan drug status for the treatment of ovarian cancer in the US.

2010

Licensing agreement entered into with Nippon Zenyaku Kogyo Co. Ltd. for Paccal Vet in Japan.

Oasmia changes trading platform from NGM Equity to NASDAQ Stockholm.

Oasmia submits registration documentation for Paccal Vet to EMA (EU) and FDA (US).

2011

Oasmia listed on Frankfurt Stock Exchange.

Agreement entered into with Baxter Oncology GmbH for contract manufacturing.

Results from interim analysis demonstrate that Paclical meets the clinical requirement of non-inferiority vis-à-vis Taxol®.

2012

FDA grants MUMS designation to Paccal Vet for the treatment of mammary carcinoma and to Doxophos Vet for the treatment of lymphoma.

2013

Development of OAS-19 initiated, the first drug candidate with two active cytostatics in one infusion.

Oasmia and Pharmasyntez sign an agreement regarding the rights to Paclical in Russia and the CIS.

2014

Paccal Vet obtains conditional approval from the FDA.

Oasmia’s production facility approved by both the FDA and EMA.

Oasmia moves to the Mid Cap segment of NASDAQ Stockholm.

2015

Paclical receives market approval for treatment of ovarian cancer in Russia.

Oasmia regains rights to Paccal Vet and Doxophos Vet from Zoetis Inc.

Oasmia listed on Nasdaq Capital Market in New York.

2016

Oasmia applies for market approval for Apealea (Paclical) in EU.

The company receives positive clinical results for XR17.

Oasmia applies for market approval for Doxophos in Russia.

Clinical trials on Docecal initiated.

New cancer project acquired from Karo Pharma.

2017

Positive results for Paclical/Apealea reported for breast cancer with weekly treatment.

The company’s veterinary assets are transferred to the American subsidiary.

The company enters into a new exclusive marketing and distribution agreement with Hetero Group for Russia and the CIS, as marketing and distribution under the previous agreement did not have the desired effect.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	3

CEO’S COMMENTS

CEO’S COMMENTS

MIKAEL
ASP
M.Sc. in Chemical
Engine- ering. Assumed
role of CEO in 2015

DEAR SHAREHOLDER,

We are pleased to see how the business is developing along the lines of our long-term strategy and that this is paying off. During the year we have taken great strides forward in the work of getting Oasmia to go from a development company to a company in a commercial phase and the work will continue in the same direction in the time ahead.

Last autumn we announced that the safety evaluation of the Phase I study with weekly administration of Apealea was complete and that the conclusion is that a dose of 170 mg/m2 can be recommended. Weekly treatment with cytostatics has become more and more common and the above-mentioned study is an important step for Oasmia in our efforts to achieve as broad a use of Apealea as possible in the future.

At the end of the last financial year we submitted an application for marketing authorization for Apealea to EMA. The process has continued during this year. In May we received follow-up questions, which we will answer during the summer.

Doxophos, product candidate number 2 in our research portfolio, is getting close to marketing authorization in Russia. Doxophos is a nanoparticulate formulation of doxorubicin in combination with Oasmia’s proprietary technology XR17. Doxorubicin is one of the most widely used anti-cancer substances in the world and is used to treat a number of different forms of cancer, such as leukemia, Hodgkin’s lymphoma, cancer of the urinary bladder, breast cancer, stomach cancer, lung cancer, ovarian cancer, thyroid cancer, soft-tissue sarcoma and multiple myeloma.

Docecal, our product candidate based on docetaxel, is continuing according to plan in its clinical programme. Docetaxel is one of the most widely used anti-cancer substances in oncology and is the standard treatment for most cancer indications, including prostate, breast, lung and stomach cancer, and is the active pharmaceutical ingredient (API) in the cytostatic Taxotere®, which is marketed by Sanofi-Aventis. Before the patent started to expire in 2010, Sanofi-Aventis sold the product for USD 3.1 billion in 2010. After the expiration of the patent, there has continued to be strong demand for Taxotere.

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CEO’S COMMENTS

“During the year we have taken great strides forward in the work of getting Oasmia to go from a development company to a company in a commercial phase and the work will continue in the same direction in the time ahead.”

Oasmia’s Board of Directors has made the exciting but at the same time challenging decision to transfer the company’s veterinary assets to our American subsidiary. The American market is the largest at the same time as unlike in Europe a shortcut to the market can be obtained by being granted so-called MUMS (Minor Use Minor Species) status by the authorities, which means that after a confirmatory phase II study conditional approval may be obtained. If conditional approval is obtained, a company then has five years to perform a pivotal phase III study but has the right to sell the product during this period.

One of the large global audit firms has independently valued the assets of our product candidates Paccal Vet and Doxophos Vet to be in the range of USD 75 to 80 million. This valuation supports Oasmia’s positive view of the potential for our veterinary drugs. In order to evaluate the various financial and strategic alternatives for the veterinary division, the company has appointed an investment bank and other advisors. The transaction is being carried out with a view to giving the company a stable financial foundation with external financing, which enables further development and commercialization on the American market with the help of external players.

The company can see the results of the previously announced rationalization programme. The company’s day-to-day costs for its business are on the way down and we can see further effects from this in the time ahead. For example, our other external expenses have decreased significantly compared with previous years. The new share issue carried out at the beginning of July has secured the company’s financing for a considerable period of time.

We have faced challenges regarding sales and revenues for Paclical in Russia and the company has therefore entered into a new exclusive marketing and distribution agreement with Hetero Group for Russia and the CIS. Hetero is an international pharmaceutical Group with over 15,000 employees and a presence in more than 120 countries which focuses on research, development, manufacturing and commercialization of a broad range of pharmaceuticals. Under the agreement Hetero is responsible for marketing and distribution of Paclical in Russia and the CIS. Hetero has an extensive sales and distribution network in the region and will dedicate considerable resources to the marketing of Paclical and Oasmia’s future products Doxophos and Docecal, for which they have an option to distribute. The terms and conditions of the agreement reflect the previous distribution agreement that Oasmia had for the region Oasmia and Hetero Group have also signed a declaration of intent regarding distribution in India and South America. This will be negotiated separately.

I would like to take the opportunity of thanking our fantastic personnel for their work this year. We are a small company with many activities ongoing at the same time, but thanks to the commitment and drive that has permeated the entire business – from research to production – we manage to deliver. We have taken several steps towards further marketing authorizations and this is very gratifying. This means that we have no intention of slowing down. A lot will happen in the coming years and I look forward to getting back to you with information about developments on a regular basis.

Kind regards,

MIK AEL ASP

CEO

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	5

THE SHARE

THE SHARE

LISTING AND TRADING

The Oasmia share has been listed on NASDAQ Stockholm since 2010 (ticker OASM), on the Frankfurt Stock Exchange since 2011 (ticker OMAX) and on the NASDAQ Capital Market in New York since October 2015 (ticker OASM). Most of the turnover of shares takes place in Stockholm, while the listings in Frankfurt and New York are part of the preparations for Oasmia’s launch of commercial products on the international pharmaceutical market. The total turnover of Oasmia shares during the financial year was 148,750,803 on NASDAQ Stockholm, 21,756 on the Frankfurt Stock Exchange and 1,835,018 ADS, which corresponds to 5,505,054 shares, on the NASDAQ Capital Market.

PRICE TREND

The company’s market capitalization decreased from MSEK 1,388 to MSEK 783 during the financial year. The chart below shows the share price on NASDAQ Stockholm throughout the financial year and on the last day of the year.

DIVIDEND POLICY

Oasmia has never paid any dividends and the Board does not intend to propose any dividend for the past financial year or to commit to a fixed dividend rate.

AUTHORIZATIONS

At the Annual General Meeting held on September 26, 2016, an authorization was granted to the Board, effective until the next Annual General Meeting, to be held on September 25, 2017. The authorization referred to the issuing of shares, warrants and convertible instruments whereby the share capital would not increase by more than SEK 3,500,000. At the Extraordinary General Meeting held on June 2, 2017, a resolution was adopted to grant one further authorization. The authorization had the same content as the previous authorization from the Annual General Meeting, and means that the share capital may not be increased by more than SEK 4,000,000. The expanded authorization was adopted in order to enable the rights issue which was communicated on June 12, 2017. The Board decided to carry out a new share issue, with pre-emptive rights for existing shareholders. The company will issue no more than 50,439,266 shares and will receive approximately MSEK 163.9. The rights issue is planned to be complete in July 2017.

FINANCING DURING THE YEAR, SHARE ISSUES AND CONVERTIBLE LOANS

A number of measures have been taken during the year with regard to financing:

•	A convertible loan of MSEK 42 was issued in June 2016.

•	An offset issue of MSEK 25 was carried out in October 2016 to finance the acquisition of KB9520 as well as a private placement of MSEK 70.

•	A convertible loan of MSEK 42 was issued in March 2017. This loan had a short maturity date and was converted to shares in April 2017.

•	A convertible loan of MSEK 26 was issued in April 2017. Through an offsetting procedure this loan replaced a convertible loan of MSEK 28 from 2015/2016 which matured in April 2017. The difference of MSEK 2 was paid in cash.

•	Nexttobe AB, previously the company’s second largest shareholder, extended its loan to Oasmia during the year, with new and improved conditions. The loan now amounts to MSEK 102.4, carries interest of 3.5 percent and falls due for payment on September 30, 2017.

SHARE CAPITAL

The total number of shares at April 30, 2017 was 119,039,310.1 Each share has a nominal value of SEK 0.10 and the share capital at April 30, 2017 was SEK 12,609,817 (of which SEK 705,886 is non-registered share capital). The increase in the number of shares and votes is attributable to the above-mentioned transactions carried out during the financial year. According to the Articles of Association, the share capital shall be no less than SEK 8,500,000 and no more than SEK 20,000,000, divided into a minimum of 85,500,000 shares and a maximum of 200,000,000 shares.

[1]	The number of shares in the company amounts to 126,098,166 after the Swedish Companies Registration Office registered on May 10, 2017 an increase in the number of shares in the company as a result of the conversion of previous convertible loans outstanding to shares.

OASMIAS SHARE MAY 2016 – APRIL 2017

6	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	7

PRODUCTION

PRODUCTION

Oasmia has approval from the Swedish Medical Products Agency and the FDA in the US to manufacture drugs for both clinical trials and sales. Manufacturing approval requires the maintenance of cGMP (current Good Manufacturing Practice). GMP ensures that the patient is given drugs that are safe and of the right quality. The authorities carry out regular inspections to ensure cGMP. The inspections at Oasmia have been successful and this means that the quality system and processes are satisfactory and meet cGMP. Work is constantly ongoing at Oasmia to secure and improve the quality system.

The production facility in Uppsala is dimensioned for manufacturing of all the company’s products on a small scale, including chemical synthesis of the excipient XR17 and manufacture of the oncology products Paclical/Apealea, Paccal Vet, Doxophos, Doxophos Vet and Docecal. So as to be able to supply the pharmaceutical market worldwide for both human and veterinary use, a successful scaling up of the manufacturing process has been carried out.

Manufacture of Oasmia’s oncology products is done by mixing the company’s patented and proprietary XR17 with the active substance and a water solution of the product is prepared. In the water solution micelles are formed where the excipient encloses the active substance. The water solution is sterile filtered, filled in vials and freeze-dried. All manufacturing processes are carried out in premises classified as clean rooms, and are constantly monitored to secure the aseptic process and a product of high quality. All labelling, storage and distribution of the finished products also takes place in Uppsala.

8	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

XR17

XR17

– NEXT-GENERATION FORMULATION TECHNOLOGY

A large problem in today’s pharmaceutical industry is that many promising substances are insoluble in water. As the human body consists of approximately 60% water, insoluble substances must be made water-soluble in order to achieve the desired effect and not cause undesirable adverse effects. In many cases the promising substance is scrapped when it is seen that it is insoluble or that different additives must be used in the form of polymers, for example. These additives can at worst give rise to severe adverse effects. This is a common problem in oncology, where many proven effective substances are insoluble and additives are required for these to have an effect. Adverse effects caused by the additives have been accepted as these substances are effective and the alternative would otherwise be that the patient dies.

Oasmia’s patented nanotechnology XR17 is able to make insoluble substances soluble in water. This is done through the formation of nanoparticles in the magnitude of 20 to 60 nanometres. By way of comparison, it can be mentioned that a strand of DNA is two nanometres wide, a red blood cell approximately 7,000 nanometres and a human hair approximately 70,000 nanometres. As XR17 in itself is non-toxic, treatments can be made more effective and adverse effects eliminated. This leads to reduced costs for the healthcare service, as the time the patient needs to spend in hospital can be reduced, and also to a health benefit for the patient, as adverse effects are mitigated.

Nanoparticles such as XR17 form so-called micelles and have a water-soluble exterior and a fat-soluble interior, which means that molecules that are insoluble in water are enclosed in the micelle and the result is a water solution of nanoparticles. This flexibility means that XR17 can be used for a number of different pharmaceutical substances and furthermore a formulation of XR17 can contain more than one active substance.

ADVANTAGES OF XR17

XR17 technology makes it possible to encapsulate both individual APIs and combinations of most APIs with different solubility profiles. The beneficial properties of XR17 have been confirmed by the company’s toxicological and clinical studies. The company assesses that possible advantages of XR17 are that it:

•	Improves solubility, which results in a safer way of giving APIs to animals and humans;

•	Shortens the infusion time, which makes the treatment more convenient for patients;

•	Reduces severe hypersensitivity, which makes it possible to give a higher dose of APIs due to reduced toxicity; and

•	Improves dosage profiles and combinations of treatments by enabling double encapsulation of water soluble and non-water soluble APIs in a nanoparticle.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	9

R&D AND PROJECT PORTFOLIO

RESEARCH, DEVELOPMENT AND PROJECT PORTFOLIO

HUMAN HEALTH

PACLICAL/APEALEA

Paclical/Apealea is a water-soluble formulation of XR17 and paclitaxel. Paclitaxel is one of the most widely used anti-cancer substances in the world and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Paclical consists of a freeze-dried powder dissolved in a conventional solution for infusion. The product is approved for the treatment of ovarian cancer in Russia. Furthermore, it has orphan drug status in the EU and the US for the indication of ovarian cancer. In Russia Paclical is distributed by Oasmia’s partner Hetero Group. In Turkey and Israel Medison Pharma owns the distribution rights.

During 2016 Oasmia applied for market approval of Apealea, the alterative brand name for Paclical, in the EU for the treatment of ovarian cancer based on published positive results concerning Progression Free Survival and a positive risk/ benefit profile. In April 2016 the company presented overall survival data for the product which were in line with the previously published results for progression-free survival and these results enable an application for marketing approval to the FDA for the US market and have been added to the EU application. Furthermore, the company has also published results from a study on patients with breast cancer which show that Paclical and the approved drug Abraxane display largely identical pharmacokinetics.

Furthermore, reporting on a dose-finding study for weekly treatment of metastatic breast cancer was completed at the end of 2016.

In addition to the development of Paclical for the treatment of ovarian cancer, the company also intends to increase the commercial potential of Paclical by demonstrating its potential in relation to other paclitaxel-based treatments through more clinical studies. The company assesses that data from the planned studies will support its strategy of getting Paclical approved for a number of cancer indications. Moreover, these data can be used in the company’s discussions with pharmaceutical financiers and doctors so as to contribute to market acceptance of Paclical.

DOXOPHOS

Doxophos is a patented formulation of XR17 and doxorubicin. Doxorubicin has been used in the treatment of cancer since the 1950s. It is used, amongst other things, to treat leukaemia, breast cancer and lymphoma.

During the year the company has planned a clinical phase I study for the indication of metastatic breast cancer but has decided to wait for safety data from the ongoing study on Doxophos Vet. The company has submitted an application for market approval of Doxophos in Russia.

DOCECAL

Docecal is a patented formulation of XR17 and docetaxel. Docetaxel is a further development of paclitaxel and is widely used, above all in the treatment of prostate cancer, lung cancer and breast cancer. The market for docetaxel is estimated to be twice the size of the paclitaxel market. A safety and tolerance study and a clinical phase I study on Docecal are ongoing at present.

PROJECT PORTFOLIO HUMAN HEALTH

Candidate	Indication	Pre-clinical	Phase I	Phase II	Phase III	Reg./ Approval	Rights
							Geography	Partner
Apealea / Paclical (paclitaxel)	Ovarian cancer					Preparing submission	USA
	Ovarian cancer					Application submitted*	EU
	Ovarian cancer					Approved**	RUS
	Metastatic breast cancer						Global
Doxophos (doxorubicin)	Breast cancer		Hybrid			Application submitted RUS	Global
Docecal (docetaxel)	Breast cancer	On-going	On-going				Global
OAS-19 (combination)	Various cancers	On-going					Global
KB9520 (new chemical entity)	Various cancers	On-going					Global

Additional partners: Paclical partnered with Medison Pharma in Turkey & Israel.

*EU EMA

**Russia, the Ivory Coast and countries in French West Africa

10	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

R&D AND PROJECT PORTFOLIO

Docecal is the company’s patented formulation of docetaxel, the active substance in Taxotere (Sanofi). Taxotere is a widely used chemotherapeutic preparation that generated global sales revenues exceeding USD 3 billion in 2010, the same year as the patent for the drug expired. Taxotere contains ethanol that is given intravenously. Ethanol may have negative effects on patients and the FDA has specifically issued warnings about injectable drugs containing ethanol. Taxotere also contains the solvent Polysorbate 80, which is associated with severe adverse effects such as acute hypersensitivity and oedema. To minimize these effects of Polysorbate 80 patients often undergo premedication with steroids. Like Paclical, Docecal does not contain any toxic solvents. The company assesses that Docecal can carry equivalent or potentially larger amounts of docetaxel compared with Taxotere without the adverse effects caused by Polysorbate 80 and, if it is approved, can compete with Taxotere and generic versions of Taxotere.

OAS-19

A unique formulation of two very widely used and effective cytostatics together with XR17 which can be given in an infusion. It is a completely new concept and has the potential to make today’s combination treatments more effective and also to become a new choice of therapy for indications and patient groups that today have not been the subject of combination therapies.

Cytostatic preparations have historically been used as individual preparations. Today combination therapies have become standard treatment for many forms of cancer such as ovarian cancer, first-line breast cancer, prostate cancer and lung cancer. OAS-19 is a combination of XR17 and two frequently used cytostatic substances in one and the same micelle. OAS-19 utilizes a mechanism for double encapsulation and release of the cytostatic substances in one and the same infusion and can form a new platform for future development of product candidates. By combining two cytostatics in one formulation, the company assesses that OAS-19 can give doctors the opportunity to dose cytostatics in one single infusion instead of through two consecutive infusions. The company assesses that infusion times can thus be reduced, time spent in hospital shortened and treatment costs lowered. The company is at present evaluating OAS-19 in pre-clinical studies.

KB9520

In November 2016 the company acquired the substance KB9520 from Karo Pharma for MSEK 25 plus future royalty payments of 20% of all of Oasmia’s future revenues generated from the product. In pre-clinical studies the substance has shown that it contributes to reduced adverse effects of cytotoxic treatment when intake of KB9520 and cytotoxic treatment are combined. KB9520 has also proved to have a good effect on several different types of cancer in pre-clinical models. In these disease models, treatment has proved to result in a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	11

R&D AND PROJECT PORTFOLIO

RESEARCH, DEVELOPMENT AND PROJECT PORTFOLIO

In the spring of 2017 the company decided to transfer the veterinary division to the company’s wholly-owned subsidiary in the US. Product development in veterinary medicine concerns pharmaceuticals for the treatment of cancer in dogs. Oasmia has two drug candidates in the area, Paccal Vet and Doxophos Vet.

ANIMAL HEALTH

PACCAL VET

Paccal Vet is a new XR17-based formulation of paclitaxel. Paclitaxel is a well-established and widely used cytostatic that by itself is practically insoluble in water. Paccal Vet is the company’s first product in the field of veterinary oncology. The company previously had a business partner Abbott Animal Health (the veterinary medicine division of Abbott Laboratories), a leading company in the field of animal health, who launched the product in the summer of 2014. Early in 2015 Abbott Animal Health was bought by Zoetis (formerly Pfizer Animal Health). Shortly afterwards and for other reasons Zoetis implemented a comprehensive rationalization programme in its business whereby they went back to focusing on their main areas, of which this type of medicine for pets was not a part. Oasmia thus regained all rights to Paccal Vet and Doxophos Vet free of charge.

Paccal Vet is the first injectable cytostatic to be approved for sale for treatment of squamous cell carcinoma and mammary carcinoma in dogs. In February 2014 the company received conditional approval under MUMS designation for the American market from the FDA for Paccal Vet for treatment of non-operable mammary tumours in stages III, IV or V and operable and non-operable squamous cell carcinoma. For both indications the tumours must not have been previously treated with either cytostatics or radiation. Conditional approval allows veterinarians to treat dogs with Paccal Vet for approved cancer diseases.

During the time that Abbot Animal Health and Zoetis sold the product, Oasmia noted that the adverse effect profile for treated dogs was of concern to veterinarians as they often had to help pet owners to treat their dogs’ nausea, which is a natural consequence of treatment with strong doses of cytostatics. To improve this situation but hopefully maintain efficacy at a good level, the company is preparing a new study using a lower dose. To enable this, Oasmia withdrew its conditional approval in January 2017.

Based on the planned study in the US, the company will then make a decision as to how to proceed to obtain full registration in the US and Europe.

In addition to the commercialization and development of Paccal Vet for dogs, the company may also investigate the use of Paccal Vet for cats.

Apart from Paccal Vet there is at present no injectable cytostatic specifically approved for pets, although drugs for humans are often used outside their intended area of use.

DOXOPHOS VET

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, one of the most common forms of cancer in dogs. Doxophos Vet has been granted MUMS designation in the US for the indication of lymphoma.

Oasmia has conducted a phase-I study on Doxophos Vet to determine the dosage for the coming clinical program. Oasmia has completed the study report for the phase I study, which will be part of the application for conditional approval from the FDA.

In February 2015 a phase II study was begun whose primary objective is response frequency in the treated dogs. The study was ongoing during the financial year and will continue throughout 2016. The phase II study will form the basis of an application for conditional approval in the US for the treatment of lymphoma in dogs. The dogs will be followed to progression in a follow-up study. All of the dogs have been treated with at least one dose and recruitment has been completed.

If the results are positive, the company plans to initiate a major field study on Doxophos Vet, which is necessary to obtain full approval. This study is planned to begin after the “proof of concept” study has been completed and discussions have been held with the FDA and EMA.

12	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

R&D AND PROJECT PORTFOLIO

PROJEKTPORTFÖLJ ANIMAL HEALTH

Candidate	Indication	Pre-clinical	Phase I	Phase II	Phase III	Reg./ Approval	Rights
							Geography	Partner
Paccal Vet® (paklitaxel)				Planned			Global (ex-JAP)
	Mast cell				On-going		Global (ex-JAP)
Doxophos Vet (doxorubicin)	Lymphoma			On-going			Global

Additional partners: Paccal Vet partnered with Nippon Zenyaku Kogyo in Japan.

INFOBOX

A clinical phase III study compares a product candidate with the standard product according to clinical practice. The choice of a so-called endpoint depends on the directives published by the regulatory authorities, primarily the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA), and is to some extent dependent on the purpose of the study: this may be to demonstrate a similarity or difference in efficacy. A safety parameter may also be an endpoint.

The main purpose of the study is defined as an endpoint that forms the basis of the statistical calculation of how many patients are necessary to demonstrate in a statistically significant manner the difference/similarity that is the main purpose of the study.

Time To Progression (TTP) or Progression Free Survival (PFS) are common endpoints in the clinical development of cancer drugs. TTP is defined as the time from randomization until progression occurs. PFS includes not only the time to progression but also the time until death independent of cause. Both of these endpoints are so-called surrogate endpoints, that is substitutes for what you really want to measure, in this case the time until death (Overall Survival, OS). Surrogate endpoints are used for example when what really should have been measured prolongs the study period, such as time until death, which in the final analysis means that it takes longer before the product becomes available for patients with the disease. Using a surrogate endpoint thus means that the drug becomes available for all patients quicker than if you had waited until the real endpoint had occurred.

In cancer studies the balance between risk and benefit is also important. This means that a certain degree of discomfort for the patient may be accepted if it results in some form of advantage. Several factors are weighed up when considering how to arrive at a positive balance between risk and benefit in the study.

The considerations regarding endpoints are the same independent of whether the patient is a human being or a dog, but with one important exception: dogs with an incurable disease, or in severe pain, are put down. It may also be the case that dogs (and other animals) are put down for reasons that have nothing to do with the dog’s health, which makes OS a somewhat uncertain measure of treatment efficacy. Nonetheless, PFS is used in dog studies, on the understanding that when calculating the number of patients, it is taken into consideration that dogs may be put down for non-medical reasons.

All our phase III studies are discussed with the appropriate authorities before the study design is determined.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	13

MARKET

MARKET FOR HUMAN HEALTH

CANCER MARKET – AN OVERVIEW

Cancer is a serious and widespread disease. According to WHO, an estimated 8.8 million people died of cancer in 2015, which is almost every sixth person who dies in the world. The number of cases of cancer in the world over the two coming decades is expected to increase by 70%. In particular, it is the increased life expectancy worldwide which contributes most to the increase in cancer rates. The market for cancer drugs exceeds $100 billion and in terms of value is the largest segment in the pharmaceutical industry. The market is expected to amount to almost $150 billion in 2018. 1Despite the development and introduction of new drugs for the treatment of cancer, cytostatics are still, in combination with other treatments such as surgery and radiation treatment, the primary form of treatment for cancer worldwide. Cytostatics usually work by preventing the division of cells. The reproduction of cancer cells is thus inhibited and the growth of tumours is suppressed. Many new drugs for the treatment of cancer which have been approved for sale are used together with one or more cytostatics. Furthermore, many drug candidates under development are not water-soluble and require innovative formulations to be able to be used intravenously.

COMPETITION

The main competitor for Oasmia’s product Paclical is Abraxane, which is marketed by Celgene in most parts of the world and by Taiho Pharmaceutical Co. Ltd. in Japan. Abraxane contains human albumin bound to paclitaxel. For Celgene alone the product generated revenues of MUSD 973 in 2016.2 The active substance in Docecal is docetaxel, whose patent started to expire in 2010. At present competition comes from a number of generic preparations together with the original product Taxotere, which is marketed by Sanofi. Before the patent expired the product had sales of approximately $3 billion in 2010.

OVARIAN CANCER

Cancer of the ovaries or fallopian tubes is a serious disease that often leads to death if it is detected too late and metastases have formed. The symptoms are vague, which makes the disease difficult to diagnose. It is often discovered too late. 11.7 women per 100,000 are estimated to contract the disease each year and 46.5% of these women live with the disease for more than five years. Just over 700 cases are reported each year in Sweden.3 The largest regional market in terms of money is the US, which is expected to have just over 22,400 cases in 2017.4

BREAST CANCER

Breast cancer is one of the most common cancers and 124.9 women per 100,000 contract the disease each year, which according to WHO is approximately 1.38 million women. Survival has increased substantially and in 1975 approximately 75% of all patients survived more than five years, whereas today the figure is just over 90%. Roughly 458,000 women worldwide die from the disease annually. In Sweden, 7,950 women were affected in 2010.5

1)	IMS Institute for Healthcare Informatics 2013
2)	Celgenes Full Year Results 2016
3)	Cancerfonden
4)	NIH, National Cancer Institute
5)	Oncology Therapeutics Market to 2017, GBI Research 2011

MARKET DRIVERS

AGEING POPULATION WITH INCREASED INCIDENCE OF CANCER

•

IMPROVED DIAGNOSTIC AND TREATMENT POSSIBILITIES

•

RAPIDLY GROWING GLOBAL MIDDLE CLASS

THE PATENT HAS EXPIRED FOR SEVERAL BEST-SELLING DRUGS. THIS OPENS UP THE MARKET FOR GENERIC PREPARATIONS

AND CONSTITUTES A SIGNIFICANT THREAT FOR THE LARGE MANUFACTURERS

•

MANY NEW MOLECULES ARE EXPECTED TO BE LAUNCHED IN UPCOMING YEARS, WHICH WILL INCREASE COMPETITION, BUT MOST NEW DRUGS ARE USED IN COMBINATION WITH EXISTING

CYTOSTATICS

•

CHANGES ARE EXPECTED IN THE HEALTH AND MEDICAL CARE SYSTEMS IN THE EU

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MARKET

MARKET FOR ANIMAL HEALTH

VETERINARY MEDICINE

The US is the single largest market for domestic pets, with 78 million dogs and 86 million cats, according to the American Pet Products Association (APPA) 2015-2016 National Pet Owners Survey. 44% of American households have a dog and 35% have a cat. The market for veterinary services for pets was estimated to be USD 15.9 billion in 2016 according to APPA. According to the European Pet Food Industry Federation 2014 Facts & Figures, an estimated 80 million dogs and 97 million cats are kept as pets in Europe.

Dogs in particular are treated with veterinary medicine to a greater and greater degree. According to APPA an estimated 78 percent of all dog owners in the US treated their dogs with pharmaceutical drugs in 2010, compared with 50 percent in 1998. The increased willingness to pay is largely due to a changed attitude among owners to their pets, which are increasingly regarded as a member of the family. Owners are consequently willing to seek high-quality veterinary care for their pets.

CANCER IN ANIMALS

According to the Center for Cancer Research and CanineCancer.com an estimated six million dogs are diagnosed with cancer each year in the US. Approximately one third of these have skin cancer. Cancer in animals is similar to cancer in humans. The risk increases with age. Some cancers are more common in certain species, for example lymphoma is the most prevalent cancer in dogs. Most existing cytostatics for intravenous use have been designed for humans and have not been optimized or clinically tested for animals. This means that it is difficult to make an accurate assessment of the overall market and to predict its growth. Among veterinarians, there is a strong interest in pursuing new methods of treatment specifically adapted to animals.

When more drugs are approved for use in animals, this is expected to contribute positively to the development of the market. Improved knowledge about diagnosing cancer and about the treatment of cancer is leading to more dogs receiving treatment. In addition, access to oncology specialists is improving, and veterinarians tend to be more and more willing to refer to specialists.

MASTOCYTOMA

Mastocytoma is a type of skin cancer that arises when so-called mast cells start dividing uncontrollably. The treatment for mastocytoma is primarily by surgery, but in many cases a tumour can be inoperable. Cytostatics are then necessary. Today, there are two registered products for the treatment of mastocytoma, Masivet and Palladia. These two products inhibit a specific protein (tyrosine kinase) but require lifelong treatment in order to keep the disease at bay. If the disease cannot be treated, it leads to death, but many dogs are put down earlier.

LYMPHOMA

Lymphoma is the most common cancer in dogs. Biointress®, from Aratana Therapeutics, a monoclonal antibody for B-cell lymphoma and Tanovea™, VetDC, for refractory lymphoma, are two niche products that obtained approval during the year. There is no registered drug for broad treatment of lymphoma in dogs, but veterinarians use human therapies that have been adapted for pets.

MARKET DRIVERS

AGEING POPULATION

•

STRONGER RELATIONSHIP BETWEEN DOGS AND THEIR OWNERS

•

INCREASED AWARENESS IN VETERINARIANS

•

MORE DRUGS APPROVED FOR USE IN ANIMALS

•

NUMBER OF INSURED ANIMALS INCREASING

PET OWNERS HAVE A NEGATIVE PERCEPTION OF CANCER TREATMENT FOR ANIMALS DUE TO THE FACT THAT THERE HAVE NOT BEEN ANY GOOD DRUGS

•

ACCESS TO CYTOSTATICS THAT CAN BE USED IN DOGS IS STILL EXTREMELY LIMITED

•

EXTENSIVE TREATMENTS ASSOCIATED WITH HIGH COSTS

•

UNDEVELOPED MARKET – MORE EDUCATION IS NEEDED

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MARKET

THE ROUTE TO MARKET APPROVAL FOR HUMAN DRUGS

PRE-CLINICAL PHASE

During the pre-clinical phase the substance is investigated experimentally, first in tissue and cell cultures, to see if the substance has the potential to inhibit growth of cancer cells. Toxicological studies are performed on animals to detect any harmful effects of the new substance before it is given to people. Pharmacokinetic studies are carried out to investigate what happens with the substance in the patient’s body in terms of absorption, distribution, metabolism and excretion. Furthermore the optimal form of preparation is studied. A patent application is normally made as early as possible in order to protect the drug candidate.

CLINICAL PHASE I

During phase I the drug is tested on humans for the first time, which requires approval from the relevant regulatory authority on the basis of documentation from the pre-clinical studies and the prospective study design. The experimental group usually consists of healthy individuals but cytostatics, for example, may not be given to healthy individuals. The study comprises safety, tolerance, pharmacokinetics and pharmacodynamics (for example the drug’s effect on blood pressure).

CLINICAL PHASE II

When the safety of the substance has been confirmed by phase I studies, phase II studies are performed on patients with the disease that is intended to be treated when the product is on the market. The phase II study is designed to demonstrate the drug’s effect on a particular disease and the dosages that were investigated in phase I to further confirm safety and tolerance in the intended group of patients.

CLINICAL PHASE III

In the phase III study, the drug is compared with other drugs for treatment of the same disease. The aim is often to demonstrate a similar or better effect but the phase III study also includes gathering further information regarding safety, tolerance, etc. After the phase III studies, documentation from the clinical studies is compiled in a market registration application to relevant regulatory authorities so as to obtain market approval in the countries in question.

MARKET PHASE

When the drug has been approved and registered, it can be introduced on the market and begin to be used commercially.

CLINICAL PHASE IV

Phase IV studies may be performed after the drug has been introduced on the market so as to increase detailed knowledge of the product’s efficacy and safety profile. Attempts are made, for example, to ensure that no new, rare adverse effects are discovered. Phase IV studies may also be required by an authority.

THE ROUTE TO MARKET APPROVAL FOR VETERINARY DRUGS

The process of obtaining market approval for veterinary drugs is largely the same as for human drugs. In addition to what is stated in the “Market – The route to market approval for human drugs” section, the following should be taken into consideration:

•	Clinical studies may be shorter for veterinary drugs.

•	As there are few comparative drugs in veterinary medicine, it is possible to compare with placebo. The effect is presumed to be “better than” placebo and thus fewer patients are required to carry out a study on a veterinary drug.

•	No studies are performed on people, only on animals.

•	The FDA may give conditional approval in certain special cases.

•	Phase IV studies, after market approval has been granted, are not as common for veterinary drugs.

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MARKET

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PHARMACEUTICALS AND AUTHORITIES

PHARMACEUTICALS AND AUTHORITIES

GENERAL RULES

If a pharmaceutical is to be approved for sale in a market, for example in a country, it must first be approved by the country’s regulatory authority. As pharmaceuticals are meant for use in people or animals, it is necessary that the pharmaceuticals are safe and have the intended effect. The authorities therefore place high demands on pharmaceuticals and pharmaceutical companies must ensure that their products can meet these demands. The demands are extensive and include how a pharmaceutical is developed and produced, pre-clinical and clinical studies, marketing and follow-up of safety.

Orphan drugs: If a sufficiently small number of people contract a disease and a pharmaceutical displays considerable benefits in the treatment of the disease, a pharmaceutical may be approved as a so-called orphan drug. The aim is to support the development of pharmaceuticals for less common diseases (minor indications) where the number of patients is low. Applications for orphan drug status in the EU are handled in a central EU procedure while orphan drug status in the US is handled by the FDA. If a pharmaceutical has obtained orphan drug status, this means:

•	Ten years of exclusive marketing rights in the EU.

•	Seven years of exclusive marketing rights in the US.

Paclical (Apealea) has orphan drug status for the treatment of ovarian cancer in both the EU and the US.

Off-label prescription: Off-label prescription means that a doctor prescribes a pharmaceutical to be used for a medical purpose which deviates from use in accordance with the approved product information. Off-label prescription is common in veterinary medicine, for example due to the fact that there are considerably fewer approved veterinary pharmaceuticals for a certain indication compared to human pharmaceuticals for the corresponding indication. This type of prescription presupposes, however, that there is scientific support for this.

RULES FOR THE EU

In general approval may be applied for using the central procedure (administrated by the European Medicines Agency, EMA) for the whole of the EU or in the form of national applications in selected EU countries via the decentralized procedure, the mutual recognition procedure or national procedures. Approval via the central procedure is issued by the European Commission and is valid for all EU countries, while approval via the other procedures is national and issued by the respective country’s regulatory authority. The national regulatory authorities provide the centralized and non-centralized approval procedures with assessment resources and carry out controls after approval, for example via inspections and by following up safety. The Medical Products Agency is the responsible national authority in Sweden.

If the CHMP’s (Committee for Medicinal Products for Human Use) assessment is positive, the product information is then translated into all of EU’s official languages and the matter proceeds to the European Commission for approval.

RULES FOR THE US

In the US it is the FDA that regulates the pharmaceuticals market. The authority is responsible for control of everything related to pharmaceuticals for humans and animals. That part of the FDA which handles pharmaceutical applications is to be found in the Center for Drug Evaluation and Research (CDER) (for non-biotechnological human pharmaceuticals), the Center for Veterinary Medicine CVM (for veterinary pharmaceuticals) and the Center for Biologics Evaluation and Research (CBER) (for biotechnological pharmaceuticals). The FDA has somewhat differing application procedures for pharmaceuticals depending on the type of pharmaceutical and the area of use.

Minor use/minor species (MUMS): MUMS status for veterinary pharmaceuticals is similar to orphan drug status for human pharmaceuticals. “Minor use” means when a pharmaceutical is intended for treatment of a “major species” (e.g. horses, dogs, pigs, chickens etc.) for a disease that is non-frequent, is found in a limited area or only affects a few animals each year. Minor species are all animals apart from humans that are not a “major species”, e.g. aquarium fish, sheep, guinea pigs, bees etc. A company that has applied for and obtained MUMS designation for its pharmaceutical gains certain advantages such as seven years of exclusive marketing rights and being able to apply for conditional approval. Paccal Vet has MUMS designation for mastocytoma and Doxophos Vet has MUMS designation for lymphoma.

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PHARMACEUTICALS AND AUTHORITIES

Conditional approval: Conditional approval can only be given to a pharmaceutical that has previously been granted MUMS designation. This type of limited approval can be given to a pharmaceutical before all the clinical requirements have been met. The requirements that must have been met are primarily those concerning safety. Approval is also restricted to a certain indication and the pharmaceutical may not be used outside this indication. Conditional approval is valid for five years, by which time the company must have applied for normal approval to be able to continue selling the product

RULES FOR RUSSIA

Approval of a pharmaceutical in Russia is granted by the Russian Ministry of Health and results in a registration certificate. The application procedure in Russia begins with an application dossier being sent to a national group of experts that has the task of scientifically reviewing the application. If the FGU experts on quality, safety and efficacy are positive to the application, the final dossier is sent in the next step for final assessment, approval and issuance of a registration certificate. The timetable for an application up until approval is officially 18 months but can vary.

Paclical is approved in Russia for the treatment of epithelial ovarian cancer in humans.

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COMPETENCE AND EXPERIENCE

COMPETENCE AND EXPERIENCE

One of Oasmia’s most important assets is the employees’ competence and experience. Together we develop pharmaceuticals, which is a complicated process where many specialist competences work together. The level of education at Oasmia is high: 76% of Oasmia’s employees have a university degree and 39% of these have a Ph.D. Oasmia works to achieve diversity and Oasmia thus has many employees of different nationalities. This makes Oasmia a dynamic workplace, with a positive and supportive work environment.

Oasmia actively works on improving and ensuring a healthy and safe work environment for its employees. It is important for Oasmia to be an attractive and professional employer where employees thrive and have the opportunity to develop.

The aim is to create a team of employees whose strength drives the company forwards, aided by an efficient organization with short decision paths.

At the end of the financial year 2016/17, the Group had 66 employees, of whom 49% are women and 51% men. The gender breakdown between managers at Oasmia is 30% women and 70% men. Oasmia’s management team consists 100% of men.

EDUCATION	OASMIA’S MANAGERS

OASMIA’S EMPLOYEES	OASMIA’S MANAGEMENT TEAM

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ADMINISTRATION REPORT

ADMINISTRATION REPORT

The Group consists of the Parent Company Oasmia Pharmaceutical AB (publ), the subsidiaries Oasmia Incentive AB (formerly Animal Health AB) and Qdoxx Pharma AB, the American subsidiary Oasmia Pharmaceutical, Inc. and a subsidiary in Hong Kong, Oasmia Pharmaceutical Asia Pacific Ltd. The Parent Company develops, produces, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to manufacture novel formulations based on well-established cytostatics which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. Product development is based on original research within nanotechnology and company patents. The Swedish subsidiaries do not currently conduct any operations, while the purpose of the American subsidiary is to market Paccal Vet in the US.

Oasmia now has one approved product, Paclical, which has been approved in Russia for the treatment of ovarian cancer.

BUSINESS ACTIVITIES

XR-17

A large problem for many of today’s cancer drugs is that their APIs (active pharmaceutical ingredients) are insoluble in water. As the human body largely consists of water, insoluble substances must be made water-soluble in order to achieve the desired effect and not cause severe adverse effects. In many cases different additives must therefore be used, but these may give rise to adverse effects. Furthermore, in some cases these additives mean that the desired concentration of the API cannot be incorporated, and this in its turn leads to having to give more and longer infusions, with greater discomfort for the patient.

Oasmia has developed a nanotechnology called XR17 that forms so-called micelles. These consist of a combination of molecules with a fat-soluble interior and a water-soluble exterior which encapsulate the molecules that are insoluble in water. Water-soluble substances can thus be produced even though the API itself is not water-soluble.

XR17 can be used for a number of different pharmaceutical ingredients, but Oasmia focuses its research and development on cancer drugs for both humans and animals.

HUMAN HEALTH

Product development within human oncology focuses on the commonly occurring indications ovarian cancer and breast cancer. Oasmia has four proprietary drug candidates in the area as well as one acquired substance.

Paclical/Apealea

Paclical/Apealea is a water-soluble formulation of XR17 and paclitaxel. Paclitaxel is one of the most widely used anti-cancer substances in the world and is included in the standard treatment of a variety of cancers, such as lung cancer, breast cancer and ovarian cancer. Paclical consists of a freeze-dried powder dissolved in a conventional solution for infusion. The product is approved for the treatment of ovarian cancer in Russia. Furthermore, it has orphan drug status in the EU and the US for the indication of ovarian cancer.

During 2016 Oasmia applied for market approval of Apealea, the alternative brand name for Paclical, in the EU for the treatment of ovarian cancer based on published positive results concerning Progression Free Survival and a positive risk/ benefit profile. In April 2016 the company presented overall survival data for the product which were in line with the previously published results for progression-free survival. These results enable a future application for marketing approval to the FDA for the US market and have been added to the EU application. Furthermore, the company has been able to demonstrate in a study on patients with breast cancer that Paclical and the approved drug Abraxane display largely identical pharmacokinetics.

Furthermore, reporting on a dose-finding study for weekly treatment of metastatic breast cancer was completed at the end of 2016.

In addition to the development of Paclical for the treatment of ovarian cancer, the company also intends to increase the commercial potential of Paclical by demonstrating its potential in relation to other paclitaxel-based treatments through more clinical studies. The company assesses that data from the planned studies will support its strategy of getting Paclical approved for a number of cancer indications. Moreover, these data can be used in the company’s discussions with pharmaceutical financiers and doctors so as to contribute to market acceptance of Paclical.

Doxophos

Doxophos is a patented formulation of XR17 and doxorubicin. Doxorubicin is one of the most effective and commonly used substances for the treatment of different forms of cancer, such as leukaemia, breast cancer and lymphoma.

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ADMINISTRATION REPORT

Docecal

Docecal is a patented formulation of XR17 and docetaxel. Docetaxel is a cytostatic that is very widely used, above all in the treatment of prostate cancer, lung cancer and breast cancer. A safety and tolerance study and a clinical phase I study are at present ongoing on Docecal.

OAS-19

OAS-19 is the first cancer drug with two active cytostatics in a single infusion. It is the unique properties of XR17 that make this combination possible. This concept gives Oasmia a further dimension for the development of drugs with several active substances in one micelle, where substances with or without water solubility can also be combined. Preclinical studies have shown promising results.

KB9520

In October 2016 the company acquired the substance KB9520 from Karo Pharma. The substance has shown in preclinical studies that it contributes to reduced adverse effects from cytotoxic treatment when intake of KB9520 and cytotoxic treatment are combined. KB9520 has also proved to have a good effect on several different types of cancer in preclinical models. In these disease models, treatment has proved to result in a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth.

ANIMAL HEALTH

Product development within veterinary medicine concerns treatments for cancer in dogs. Oasmia has two drug candidates in the area, Paccal Vet® and Doxophos Vet.

Paccal Vet

Paccal Vet is a proprietary formulation of paclitaxel in combination with XR17 intended for use in dogs. Paccal Vet is the first injectable cytostatic to be approved for sale for treatment of squamous cell carcinoma and mammary carcinoma in dogs. In February 2014 the company received conditional approval under MUMS designation for the American market from the FDA for Paccal Vet for treatment of certain mammary tumours and some squamous cell carcinoma. Conditional approval gave Oasmia seven years of exclusive marketing rights in the American market as well as the right to market/sell the product before all the efficacy data required for full approval are available.

During the financial year the company revised the treatment strategy for Paccal Vet. The company plans to change the product from a treatment focused on use in specialized oncologies to a more easily handled product that can be used by a larger number of veterinary clinics. One step in this direction is the introduction of a lower dose which has less severe adverse effects and which can thus be used by a broader market. In order to achieve this objective, the company has withdrawn the conditional approval received from the FDA so as to allow a new study to be started to confirm a new treatment regimen.

Oasmia has been granted MUMS status (see “Pharmaceuticals and Authorities”) by the US Food and Drug Administration, FDA, for Paccal Vet for the treatment of mammary carcinoma and squamous cell carcinoma, as well as for mastocytoma.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR-17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, one of the most common forms of cancer in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication of lymphoma.

In February 2015 a phase II study was begun whose primary objective is response frequency in the treated dogs. All the dogs included in the study have been treated and the dogs included in a follow-up study have been followed to progression. This study will form the basis of the application for approval from the FDA. The results of the study are expected during 2017.

IMPORTANT EVENTS DURING THE FINANCIAL YEAR

Docecal approved for clinical trials

Docecal obtained approval to start the first clinical trial. A safety and tolerance study was initiated in three countries in March 2016 and a clinical phase I study was begun in September 2016 and is now ongoing in three countries.

Acquisition of a development project

In October 2016 Oasmia acquired a cancer project from Karo Pharma regarding the substance KB9520. The project was acquired for MSEK 25 and was paid for with 3,080,000 newly issued shares at a share price of approximately SEK 8.12 per share. In addition to this initial purchase price, Oasmia will pay Karo Pharma 20 percent of future revenues generated by the project. KB9520 is a substance that has shown promising results in preclinical models for a number of cancers and it adds to Oasmia’s product portfolio.

Oasmia has applied for marketing authorization from the European Medicines Agency (EMA) for Apealea/Paclical

Oasmia has applied for marketing authorization from the European Medicines Agency (EMA) for Apealea/Paclical. The indication applied for Apealea is treatment of epithelial ovarian cancer in combination with carboplatin. The registration process for Apealea at EMA is proceeding according to plan and notification is expected during 2017.

Positive study results in study on Apealea/Paclical for breast cancer The results from a ”dose-finding” study with weekly treatment with Apealea/ Paclical for patients with metastatic breast cancer resulted in a proposed dose of 170 mg/m2 for further development of weekly treatment.

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ADMINISTRATION REPORT

Strategic changes planned in veterinary medicine

In January 2017 the company reported that it intended to transfer all veterinary assets to the company’s subsidiary in the US in order to strategically open up for further development and commercialization. In conjunction with this Oasmia has withdrawn its conditional approval of Paccal Vet so as to be able to perform a new study with the aim of finding a more suitable treatment dosage and making it possible to reach a larger market. The reason for this strategic change is that the US is the main market for this type of treatment and also for potential partners.

Changes in ownership

Nexttobe AB, which up until the end of the second quarter was Oasmia’s second largest owner, has sold its shareholding. Instead Per Arwidsson has now come in as the second largest owner. At closing day Per Arwidsson owned 12.7% of the shares in Oasmia through the company Granitplattan AB.

New CFO

Fredrik Gynnerstedt took up his position as Chief Financial Officer in the autumn of 2016

Financing during the year

A number of measures have been taken during the year with regard to financing:

•	A convertible loan of MSEK 42 was issued in June 2016.
•	An offset issue of MSEK 25 was carried out in October 2016 to finance the acquisition of KB9520 (see above) as well as a private placement of MSEK 70.
•	A convertible loan of MSEK 42 was issued in March 2017. This loan had a short maturity date and was converted to shares in April 2017.
•	convertible loan of MSEK 26 was issued in April 2017. Through an offsetting procedure this loan replaced a convertible loan of MSEK 28 from 2015/2016 which matured in April 2017. The difference of MSEK 2 was paid in cash.
•	Nexttobe AB, previously the company’s second largest share-holder, extended its loan to Oasmia during the year, with new and improved conditions. The loan now amounts to MSEK 102.4, carries interest of 3.5 percent and falls due for payment on September 30, 2017.

These financing measures are described in more detail under the heading “Financing”.

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ADMINISTRATION REPORT

FINANCIAL INFORMATION

Net sales

Net sales amounted to TSEK 172 (6,373) and consisted of sales of necessities. Net sales in the previous financial year essentially consisted of revenues from Paclical. Of total revenues of TSEK 6,019 from Paclical the previous year, TSEK 1,172 was sales of goods and TSEK 4,847 royalties.

Change in inventories of products in progress and finished goods The change in inventories of products in progress and finished goods, which amounted to TSEK -1,405 (9,509), derives from production of semi-finished goods that will be included in the production of goods intended for sale and from impairment of TSEK 5,324 regarding inventories of finished goods that were planned to be sold on the Russian market.

The tender process in Russia has taken considerably more time than originally estimated. This leads to obsolescence problems in the inventories produced for sale in Russia. Inventories of finished goods were therefore written down as specified above during the financial year.

Capitalized development costs

Capitalized development costs, which concern clinical trials in phase III for the product candidates Paclical and Paccal Vet, amounted to TSEK 7,898 (16,727). Paclical accounted for TSEK 7,559 (9,979) of the capitalization and Paccal Vet accounted for TSEK 338 (6,747). The decrease in capitalized development costs during the financial year is primarily due to the fact that the Paccal Vet study for the treatment of mammary carcinoma in dogs had low activity compared to the previous year. In addition, fewer costs have been capitalized for Paclical, mainly due to the fact that the study on ovarian cancer is completed and there has therefore been less activity.

Other operating income

Other operating income amounted to TSEK 420 (2).

Operating expenses

Operating expenses including depreciation, amortization and impairment were lower than the previous year and amounted to TSEK 146,691 (165,301). The decrease is mainly attributable to lower costs for clinical studies during the period. The Paclical Vet study for the treatment of mammary cancer in dogs had lower activity during the financial year compared to the previous year. Furthermore, the costs for production-related method development and contract production were lower during the financial year compared to the previous year. These lower expenses are counteracted by the bad debt loss of TSEK 5,065 and impairment of TSEK 5,324 for inventories of finished goods that was charged to the income statement during the financial year.

The number of employees at the end of the financial year was 66 (75).

Income for the year

Income after tax was TSEK -160,243 (-141,539). In addition to the effects from a change in inventories of products in progress and finished goods, capitalized development costs and operating expenses, as mentioned above, net financial items for the financial year deteriorated, TSEK -19,762 (-8,848), which is attributable to the higher interest-bearing liabilities this year, see “Financial position” below. Furthermore, net sales were lower this financial year, which also contributed to the larger net loss.

The Group’s operations were not affected by seasonal variations or cyclical effects.

Inventories

Inventories amounted to TSEK 13,685 at the end of the financial year, compared to TSEK 16,638 at the same point in time last year. This change is mainly due to a write-down of inventories and to an increase in products in progress.

Cash flow and investments

Cash flow from operating activities was TSEK -133,011 (-128,126). Operating income was lower than the corresponding period the previous year and working capital, especially accounts payable, have developed more negatively this year. However, this was counteracted by the positive development of inventories.

Cash flow from investing activities was TSEK 12,039 (10,066). This cash flow was positive in the period both this year and the previous year due to the sale of short-term investments, TSEK 20,000 (30,000). The investments sold this year have been frozen as security for a bank loan of TSEK 20,000, which was repaid when the investments were sold. Investments in the financial year comprised investments in intangible assets of TSEK 7,445 (17,960) and consisted of capitalized development costs of TSEK 7,023 (16,727) and of patents of TSEK 422 (1,233). Investments in property plant and equipment were TSEK 515 (1,974), mainly production equipment.

Cash flow from financing activities amounted to TSEK 122,755 (TSEK 117,449). This consisted of inflow from two convertible loans totalling TSEK 84,000 and a private placement new share issue of TSEK 70,000, with a deduction for issue expenses of TSEK 9,245 in total and an outflow of TSEK 2,000 for repayment of convertible instruments. A bank loan of TSEK 20,000 was also repaid during the period.

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ADMINISTRATION REPORT

Financing

Up until December 30, 2016, Oasmia had a loan of TSEK 94,395 from Nexttobe AB. This loan, including accrued interest of TSEK 8,024 was replaced with a new loan of TSEK 102,419 (94,395), which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017.

At the end of the previous financial year, in April 2016, a convertible loan comprising 28 convertible instruments was issued at a price of SEK 1,000,000 per convertible instrument, totalling TSEK 28,000. This convertible loan, which carried interest of 8.5%, fell due on April 14, 2017. Upon maturity accrued interest of TSEK 2,387 was paid and 2 convertible instruments of SEK 1,000,000, in total 2,000,000, were repaid. The remaining convertible instruments were replaced by a new convertible loan comprising 26 convertible instruments at a price of SEK 1,000,000 per convertible instrument, in total TSEK 26,000. This convertible loan falls due for payment on April 18, 2018, unless there is prior conversion, and carries interest of 8.5 percent. These convertible instruments can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

In June 2016, a convertible loan comprising 42 convertible instruments was issued at a price of SEK 1,000,000 per convertible instrument. After a deduction for issue expenses this generated TSEK 37,395 for the company. This convertible loan expired on June 9, 2017, unless there were prior conversion, and carried interest of 8.5%. These convertibles could be converted at a price of SEK 12.00 per share. Full conversion would have resulted in 3,500,000 new shares being issued. Instead, these convertibles were replaced by new debt, in the form of non-negotiable promissory notes, on the due date. The total amount for the new debt corresponds to the previous convertibles’ nominal amount, that is TSEK 42,000. The term for the new debt is up to one (1) year, however, the debt can be pre-paid by Oasmia before they fall due. The interest rate on the new debt amounts to 8.5%. Accrued, but unpaid interest, under the convertibles was cash-settled on June 9, 2017.

On March 31, 2017, a convertible loan comprising 42 convertible instruments was issued at a price of SEK 1,000,000.60 per convertible instrument, in total TSEK 42,000. After a deduction for issue expenses this generated TSEK 41,734 for the company. This convertible loan carried no interest and was converted to 7,058,856 new shares on April 25, 2017 at a conversion price of SEK 5.95 per share. This conversion entailed dilution of the company’s shares of 5.6%.

In October 2016, a private placement of 8,750,000 new shares was carried out at a price of SEK 8.00 per share, totalling TSEK 70,000. Issue expenses related to the new share issue amounted to TSEK 3,445. This share issue entailed dilution of the company’s shares of 7.5%.

In addition to this, an offset share issue of 3,080,000 shares was carried out in October 2016 at a price of approximately SEK 8.12 per share, totalling TSEK 25,000. This was done in connection with the acquisition of a development project from Karo Pharma. This share issue has been recorded as an increase in equity, but has not generated any proceeds for the company. This share issue entailed dilution of the company’s shares of 2.6 percent.

Outstanding warrants and convertible instruments

At April 30, 2017 the following instruments were outstanding:

	NUMBER OF WARRANTS AND CONVERTIBLE INSTRUMENTS	TOTAL POSSIBLE NUMBER OF SHARES

Warrants that can be converted to three shares	1,280,750	3,842,250

Warrants that can be converted to one share, other	140,352	140,352

Convertible instruments	68	6,750,000

Total possible number of shares		10,732,602

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	25

ADMINISTRATION REPORT

At April 30, 2017 these do not entail any dilution effect, but may do so in the future.

Financial position

Consolidated cash and cash equivalents at the end of the period were TSEK 28,001 (26,208). The company has TSEK 0 (20,006) invested in short-term fixed income funds, of which TSEK 0 (20,000) is frozen as security for a bank loan. Interest-bearing debt was TSEK 168,726 and consists of a loan from Nexttobe and convertible loans. The corresponding figure the previous year was TSEK 139,994 and consisted of a loan from Nexttobe, bank loans and a convertible loan.

At the end of the financial year unutilized credit was TSEK 5,000 (5,000) from a bank and TSEK 40,000 (40,000) from the principal shareholder Alceco International S.A.

At the end of the financial year equity amounted to TSEK 300,371 (326,053), the equity/assets ratio was 58% (63%) and the debt/ equity ratio was 47% (29%).

Parent Company

Since the subsidiaries are dormant, the entire Group’s operations are carried out in the Parent Company. The Parent Company’s net sales for the financial year amounted to TSEK 172 (6,373) and income before taxes was TSEK -160,073 (-141,673). At the end of the financial year the Parent Company had cash and cash equivalents of TSEK 26,312 (26,053) and short-term investments of TSEK 0 (20,006).

Future financing

Oasmia has one product approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows from regions where the company’s products are registered materialize.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

26	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

ADMINISTRATION REPORT

Key ratios and other information

For definitions of key ratios, see Note 30.

TSEK	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016

Number of shares at end of period, before and after dilution, in thousands	126,098	107,209
Weighted average number of shares, before and after dilution, in thousands	112,994	101,753
Earnings per share, before and after dilution, SEK	-1.42	-1.39
Equity per share, SEK	2.38	3.04
Equity/assets ratio, %	58	63
Net liability, TSEK	140,724	93,730
Debt/equity ratio, %	47	29
Return on total assets, %	neg	neg
Return on equity, %	neg	neg
Number of employees at end of period	66	75

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

Five-year highlights – Group

TSEK	2016/17	2015/16	2014/15	2013/14	2012/13

Net sales	172	6,373	2,070	60	-
Change in inventories of products in progress and finished goods	-1,405	9,509	-	-	-
Capitalized development costs	7,023	16,727	16,797	29,464	46,229
Operating expenses	-146,691	-165,301	-127,313	-132,069	-116,336
Operating income	-140,481	-132,691	-108,225	-98,091	-67,583
Income after tax	-160,243	-141,539	-117,497	-105,112	-72,381
Earnings per share, SEK*	-1.42	-1.39	-1.28	-1.27	-1.05
Weighted average number of shares, in thousands*	112,994	101,753	91,655	82,848	69,082
Equity per share, SEK	2.38	3.04	3.84	3.27	3.88
Equity/assets ratio, %	58	63	73	60	70
Net liability	140,724	93,730	30,010	96,759	42,044
Debt/equity ratio,%	47	29	8	34	13
Number of employees at year-end	66	75	79	78	75

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the financial years 2012/2013 and 2014/15.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	27

ADMINISTRATION REPORT

THE SHARE

Oasmia’s shares are listed on the Small Cap list of NASDAQ Stockholm, the Frankfurt Stock Exchange and on the NASDAQ Capital Market in New York. The share capital at the end of the financial year amounted to SEK 12,609,817, of which SEK 705,886 was non-registered share capital at closing day, divided into 126,098,166 shares with a par value of SEK 0.10 per share. Each share has one vote and all shares have equal rights to the company’s assets and earnings. There are no restrictions on the transfer of shares, voting rights or the right to attend the Annual General Meeting. Neither are there any agreements to which the company is a party that would come into effect, be altered or be terminated if control of the company changes following a takeover bid. Otherwise, Oasmia has no knowledge of any agreements between shareholders which may restrict the right to transfer shares. Furthermore, there are no provisions in the Articles of Association concerning the appointment and dismissal of members of the Board of Directors, or agreements between the company and Board members or employees that entitle them to receive compensation if they resign from their positions, are given notice of termination without reasonable grounds, or their employment is terminated as a consequence of a public takeover bid.

As of April 30, 2017, shareholders numbered 5,906. The largest shareholder was Alceco International S.A. with 20.4% of the votes and shares, followed by Granitplattan with 12.7%.

LEGAL ISSUES

Oasmia is not and has not over the past twelve months been a party in any legal proceedings or arbitration that has had or could have a significant impact on Oasmia’s financial position or profitability, with the exception of an ongoing legal dispute with BWT Pharma AB & Biotec AB (“BWT”). Together with its insurance company, Oasmia has sued BWT in the amount of MSEK 9.5. The trial has begun and the main proceedings will take place in November 2017.

Oasmia has not been informed of any claims that could lead to the company being a party in a legal process or proceedings, with the exception of a lawsuit filed by Irth Communication LLC (“Irth”), primarily for breach of contract. Oasmia has contested Irth’s claims in their entirety. The lawsuit comprises a claim for damages of USD 79,817.29 plus interest and compensation for trial and legal expenses, as well as some further compensation.

ENVIRONMENTAL ACTIVITIES

Oasmia’s business activities consist of research, development and production at the facility in Uppsala, where large quantities of chemicals are handled.

The activities are subject to registration in accordance with the regulation (1998:899) on environmentally hazardous activities and protection of health. The Environmental Office of Uppsala Municipality has made the assessment that there are no objections to the activities, subject to the condition that the activities are conducted in accordance with the information disclosed in the registration.

The impact of the company’s activities on the wider environment is minimal. Chemicals and solvents used in the activities do not seep into the surroundings from ventilation systems or via sewage. The ventilation in the building’s laboratories is not connected to the general ventilation plant. The processes are closed to a high degree and residual chemicals and solvents are managed by the recycling company Ragn Sells for final destruction and recycling.

The company meets environmental standards and seeks to conduct its activities in a way which benefits sustainable development within the environmental field. In addition to complying with the norms, guidelines and regulations which govern the work, the company does its utmost to continuously improve the business, for example by offering internal training within quality and the environment.

PERSONNEL

The average number of employees during the financial year was 75 (75). Of these, 37 (35) are women and 38 (40) are men. The number of employees at year-end was 66 (75). Salaries, benefits and social security expenses totalled TSEK 58,785 (56,840). For more information, see Note 10.

For information on the guidelines for remuneration to senior executives adopted at the 2016 Annual General Meeting, please refer to the Corporate Governance Report on pages 26-29. Regarding compensation paid to senior executives for the financial year 2016/2017, see Note 10.

28	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

ADMINISTRATION REPORT

ANNUAL GENERAL MEETING 2017

The Annual General Meeting of Oasmia Pharmaceutical AB (publ) will be held on Monday, September 25, 2017 at the company’s headquarters in Uppsala.

Proposals for 2017 Annual General Meeting

The Board’s proposed agenda for the 2017 Annual General Meeting will be submitted in combination with the notice.

Dividend

The Board does not intend to propose a dividend for the past financial year.

Guidelines for remuneration to senior executives

The Board proposes that the 2017 Annual General Meeting adopt the following guidelines for remuneration to senior executives at Oasmia, which will apply from the 2017 Annual General Meeting to the 2018 Annual General Meeting. By senior executives is meant the CEO and other members of the management team at Oasmia, as well as members of the Board to the extent they receive remuneration for other work than their Board assignment.

Salary and other benefits

Remuneration to senior executives shall consist of a salary in line with market rates, pension provisions and health insurance.

Notice and severance pay

Upon termination by the company, notice for the CEO shall be no more than 12 months. If the CEO gives notice, this shall not exceed three months. For other senior executives, the notice period shall normally be six months if notice is given by the company and three months if notice is given by the employee. No special severance pay shall be paid.

Incentive programs

Decisions regarding any potential share and share-based incentive schemes for members of the Board and for senior executives shall be made by the Annual General Meeting.

Policy

The more detailed principles for salary payment for senior executives are to be found in a policy established by the Board.

Deviation in individual cases

The Board shall be entitled to deviate from these guidelines if there are special grounds in an individual case. If such a deviation is made, information on this and the reason for the deviation shall be reported at the next Annual General Meeting.

Risk and risk management

All business involves risk and risk management is an important part of decision making at all levels. The risks entailed by Oasmia’s activities can be divided into financial and operational risks. The most significant operational risks and, when appropriate, their management are described below. The financial risks and their management are described in Note 18.

Operational risks are assessed from the perspective of probability and impact. Not all risks have a high probability of occurrence, but the risks of outcomes described below could materially affect the company in terms of the timing of entering markets, the rate of expansion and therefore the financial position of the company.

Risk management measures can be classified in the following categories: avoid, reduce, share or accept.

Development and registration of drugs

Oasmia’s future growth is dependent on the ability to develop new products and further develop existing products.

Research and development of drugs and the regulations relating to research and development, manufacturing, trials, marketing and sales are complex and may change over time.

Development and registration of drugs is a capital-intensive, complicated, time-consuming and risky process. A large number of conditions and regulations means that there is a risk of both delays and failure. Below are some stages in the process where such risks are evident.

The development of pharmaceuticals requires preclinical and clinical trials approved by regulatory authorities and independent ethics committees before they can begin.

Patients must be recruited for clinical studies via clinics and hospitals and various pharmaceutical companies compete for access to these patients. It is common for recruited patients to withdraw, requiring them to be replaced with other patients. Both of these factors can entail that a study takes longer and is more expensive than anticipated. The result of a study may be unfavourable and can lead to the discontinuation, reconsideration or supplementation of the study.

For a drug to be marketed and sold, approval is required from the relevant drug authority in the geographic territory. Application for market approval includes very extensive documentation. The company must be able to prove that the products are safe and effective.

Drug authorities have broad discretion regarding processing times. In different territories, there are different procedures and interpretations of data. This review process concerns both the product and its production.

Authorities usually request supplementary information and raise questions to be answered by the company and this can happen in several stages. The management of these requests makes the estimated time for approval highly uncertain. Additions to applications and the withdrawal and resubmission of an application may be necessary. It also cannot be ruled out that approval may not be granted at all for certain applications.

Oasmia seeks to reduce the risks associated with the development and registration of drugs by using already well-known compounds (cytotoxins) and the same excipient (XR17) in each product candidate and by operating with the same product content for both dogs and humans.

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Collaborations and partnerships

Oasmia’s business model includes collaborations with other companies for clinical trials, manufacturing, marketing, distribution and sale of products. The company is therefore highly dependent on the establishment of such collaborations and on its partners’ success in penetrating markets. One risk of partnerships is that the principal does not have an alternative in place in case a partnership does not function satisfactorily or that the partner is unsuccessful.

The company is responsible for the manufacture and supply of Paclical and our other product candidates for our commercial partners and for use in clinical trials. Manufacture of our products and product candidates requires compliance with the FDA, EMA and international cGMP and other international legal requirements. Problems in our manufacturing process, failure to follow current regulations when manufacturing or unexpected increases in our manufacturing costs can harm our business, results and financial position.

An increase in the value of inventories over time regarding both raw materials and finished and semi-finished goods can naturally increase the risk of obsolescence. There is always a risk that the goods will not be sold or further refined before their shelf life expiration date.

The agreement with contract manufacturers obliges the company to order certain minimum volumes in the years ahead. If the expected volumes of sold goods are not achieved, the obsolescence risk increases.

The company seeks to reduce risks associated with collaborations and partnerships by being the manufacturer of drugs for clinical trials, being able to manufacture on a small scale for the market, seeking partnerships with well-established companies and identifying alternatives to suppliers and manufacturers.

Intellectual property protection and patent risk

Oasmia has patent protection for its technology. In the pharmaceutical industry there are a number of risks associated with intellectual property and patents.

There is a risk that:

•	product development leads to a product that cannot be patented
•	current or future patent applications do not lead to patents
•	approved patents do not offer sufficient protection
•	another patent supersedes the company’s own patent
•	substances or processes are used that are patented or patent pending by someone else

Oasmia has reduced the risks above by use of the technical platform XR17 for each product candidate. XR17 is patented in the form of a so-called New Chemical Entity, which is the highest level of intellectual property protection for pharmaceuticals.

There is also a risk that competitors will violate Oasmia’s patent rights. So far Oasmia has not been involved in any patent or trademark dispute. This is a risk that Oasmia accepts because the company believes that its patents have full protection in all relevant markets.

Market risks

As a relatively new player in the market, Oasmia faces competitors who have advantages in that they already have established products and market channels. This makes it difficult to predict the rate at which Oasmia’s drug candidates can be established after market approval. There is also uncertainty about appropriate pricing levels for Oasmia’s product candidates compared to competing products in the market, where currently many generic products exist.

Many pharmaceutical sales depend on the ability of the end user to obtain reimbursement from a paying third party such as the public sector or private insurance companies. Changes in such third party policies and their ability to affect the prices and demand for pharmaceuticals may affect Oasmia either negatively or positively.

The market for cancer medicines for dogs is relatively new and untested. Consequently, it is difficult to assess the extent and the speed at which anti-cancer medicines may be accepted by veterinarians.

Oasmia’s business model includes licensing and distribution agreements which entail milestone payments. These payments fall unevenly over time and result in fluctuations in sales and earnings. Milestone payments are unsustainable revenues, so in the longer term Oasmia is dependent on the successful market introduction of its pharmaceutical candidates if it is to achieve stable revenues.

Key personnel and recruitment

Oasmia is highly dependent on key employees and skilled labour. If Oasmia were to lose key employees and/or fail to recruit such additional skilled employees at a desired rate for future needs, business performance could be delayed or disrupted.

The company seeks to reduce the risk of losing key employees by creating a good working environment with good working conditions.

Oasmia is located in Uppsala, where there are many people with the competencies needed in the pharmaceutical industry, thereby making the recruitment risk as low as it possibly can be.

PROPOSAL FOR ALLOCATION OF NON-RESTRICTED EQUITY

The following non-restricted equity is available for distribution by the Annual General Meeting:

KR
Share premium reserve	1,074,619,456

Retained earnings	-639,377,516

Income for the year	-160,072,959

Total	275,168,981

The Board of Directors proposes that the 2017 Annual General Meeting adopt a resolution to dispose of the above amounts as follows:

Carry forward of SEK 275,168,981.

30	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

CORPORATE GOVERNANCE REPORT	ADMINISTRATION REPORT

CORPORATE GOVERNANCE REPORT 2016/2017

Oasmia Pharmaceutical AB (publ) (“Oasmia” or “the company”) is the Parent Company of the wholly-owned subsidiaries Qdoxx Pharma AB and Oasmia Incentive AB (formerly Animal Health AB), which are at present dormant companies, and Oasmia Pharmaceutical, Inc. and Oasmia Pharmaceutical Asia Pacific Limited. Oasmia is a public limited liability company listed on NASDAQ Stockholm, the NASDAQ Capital Market, New York and the Frankfurt Stock Exchange and is governed by a number of laws and regulations. The most important of these are the Swedish Companies Act, the Swedish Annual Accounts Act, NASDAQ Stockholm’s Rule Book for Issuers, the Swedish Corporate Governance Code and SEC regulations.

Management, guidance and internal control are divided between the shareholders (via the Annual General Meeting), the Board of Directors, the CEO and corporate management. Oasmia also works in accordance with the internal instructions and guidelines adopted by Oasmia’s Board and management team. In addition, Oasmia’s auditors are responsible for the external control of the company.

This report has been drawn up in accordance with the Swedish Annual Accounts Act and the Swedish Corporate Governance Code.

SWEDISH CORPORATE GOVERNANCE CODE

The Swedish Corporate Governance Code is based on the principle of “comply or explain”, which means that companies applying the Code may choose to deviate from individual rules, but must then report the deviation and the reason for this. Oasmia chose to make the following deviations from the Code during the financial year 2016/17:

i)	Code rule 1.5. A shareholder and employee of the company was appointed to verify the minutes of the general meeting of shareholders. The reason for this is that none of the non-shareholders and non-employees at the meeting was willing to take on the task of verifying the minutes, and therefore the shareholder and employee was elected to verify the minutes of the meeting.
ii)	Code rule 2.3. The majority of the Nomination Committee members are not independent in relation to the company and management and the Executive Chairman of the Board is a member. The reason for this is that the independent Chairman of the Board departed from the company and the resolution adopted by the meeting of shareholders thus entails such a composition of the Nomination Committee.
iii)	Code rule 2.4. The majority of the Nomination Committee members consist of Board Members who are dependent in relation to the company’s major shareholders. The reason for this is that the principal owners considered themselves best represented by their representatives on the company Board.
iv)	Code rule 9.2. One member was dependent in relation to the company. The reason for this is that the company considered that the member would come to be considered independent in the near future.
v)	Code rule 9.7. The company has issued warrants that the Board has been able to acquire. The warrants have had a vesting period of less than 3 years. The reason for this is that the company considered that such an incentive structure is that which is most appropriate for achieving the aims of the company’s incentive programmes.

THE SHARE AND SHAREHOLDERS

Oasmia’s share has been listed on NASDAQ Stockholm since June 24, 2010, on the Frankfurt Stock Exchange since January 24, 2011 and on the NASDAQ Capital Market since October 23, 2015. The total number of shares on April 30, 2017 amounted to 119,039,3101 and each share carries one vote at the general meeting of shareholders. The number of shareholders was 5,906 and Alceco International S.A. was the principal shareholder with 21.6%, followed by Granitplattan AB with 11.68%. The ten largest shareholders owned 73.88 % of the total number of shares. For additional information on the ownership structure, see “The Share” section on page 27.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held within six months after the end of the financial year. Notice of the Annual General Meeting shall be published in Postoch Inrikes Tidningar and by a notice made available on the company’s website. Announcement of the notice shall be advertised in Dagens Nyheter. Shareholders who wish to participate in the Annual General Meeting must be recorded in the share register maintained by Euroclear Sweden AB at least five business days before the meeting.

ANNUAL GENERAL MEETING 2016

The 2016 Annual General Meeting was held on September 26 on Oasmia’s premises in Uppsala. The resolutions adopted included the following:

•	Adoption of the income statement and balance sheet for the financial year 2015/2016, a resolution on the allocation of non-restricted equity and discharge of the Board and CEO from liability.
•	The Board shall consist of six members without any deputies.
•	Election of the Board members Julian Aleksov, Bo Cederstrand, Horst Domdey, Alexander Kotsinas, Hans Sundin and Lars Bergkvist. Julian Aleksov was elected Chairman.
•	Remuneration to Board members who are not employees of the company shall be SEK 150,000 per annum, the Chairman’s remuneration shall be SEK 175,000 per annum and the auditors’ fees shall be paid as invoiced.
•	Criteria for the composition of the Nomination Committee for the 2017 Annual General Meeting.
•	Guidelines for the determination of salary and other remuneration for the CEO and other members of Oasmia’s management.
•	Authorization for the Board to repurchase and transfer the company’s own shares.
•	Authorization for the Board to adopt a resolution to issue new shares, warrants and convertible bonds, to be paid for in cash and/or in kind or by offsets.

1) The number of shares in the company amounts to 126,098,166, after the Swedish Companies Registration Office registered on May 10, 2017 an increase in the number of shares in the company as a result of the conversion of previous convertible loans outstanding to shares. After registration, Alceco International S.A. was the principal owner with 20.4%, followed by Granitplattan AB with 12.69%.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	31

CORPORATE GOVERNANCE REPORT

EXTRAORDINARY GENERAL MEETING 2016

The company held an Extraordinary General Meeting on November 21, 2016 on Oasmia’s own premises in Uppsala. The following resolutions were adopted:

•	The Board shall consist of five Board members, with no deputy members.
•	Election of Anders Lönner as new Board member and Chairman of the Board and election of Julian Aleksov as executive Vice Chairman of the Board.
•	Remuneration of SEK 300,000 shall be paid to the Chairman of the Board.
•	Resolution adopted concerning issue of warrants, 2016:1.
•	Resolution adopted concerning issue of warrants, 2016:2.

EXTRAORDINARY GENERAL MEETING 2017

The company held an Extraordinary General Meeting on June 2, 2017 on Oasmia’s own premises in Uppsala. The resolutions adopted included the following:

•	Resolution to issue warrants 2017:1 and to cancel 2016:1.
•	Resolution to issue warrants 2017:2 and to cancel 2016:2.
•	Authorization for the Board to adopt a resolution to issue new shares, warrants and convertible bonds, to be paid for in cash and/or in kind or by offsets.

ANNUAL GENERAL MEETING 2017

The 2017 Annual General Meeting will be held on Monday, September 25, 2017 at Oasmia’s headquarters in Uppsala. Notice of the Annual General Meeting shall be published no earlier than six and no later than four weeks before the meeting. Shareholders are entitled to have matters considered at the meeting. In order for the company to be certain that it has sufficient time to include all matters in the notice, any request for a matter to be considered at the Annual General Meeting should reach the Board no later than 7 weeks before the meeting. Requests to have a matter considered at the meeting should be addressed to the Board and mailed to the address below.

Oasmia Pharmaceutical
AB Att. Styrelsen

Vallongatan 1

752 28 Uppsala

NOMINATION COMMITTEE

The main task of the Nomination Committee is to draw up and make proposals concerning Board members and the Chairman of the Board and their fees. The Nomination Committee also presents proposals to the Annual General Meeting on any remuneration for committee work and remuneration for the external auditor. The Nomination Committee’s proposals are made public in connection with the notice of the Annual General Meeting.

The Nomination Committee’s proposal regarding the selection criteria for the Nomination Committee for the next Annual General Meeting was adopted at the 2016 Annual General Meeting. The criteria were as follows: one member shall be the Chairman of the Board (convener) and two members shall be appointed by the two shareholders who have the largest shareholding in Oasmia Pharmaceutical AB on September 30, 2016 in terms of the number of votes. The Nomination Committee’s mandate extends to when the next Nomination Committee has been appointed. Anders Lönner resigned before the end of the mandate period and Nexttobe has sold its shareholding and thus vacated its position on the Nomination Committee. The Nomination Committee members for the 2017 Annual General Meeting consist of Bo Cederstrand (Chairman), Julian Aleksov and Per Arwidsson. The full proposal for the 2017 Annual General Meeting will be presented in the Annual General Meeting notice. Bo Cederstrand was appointed by Alceco International S.A. and Per Arwidsson was appointed by Granitplattan AB.

BOARD OF DIRECTORS

Oasmia’s Board consists of four members, including the Chairman. Board assignments are for a fixed term in accordance with the Swedish Companies Act, which means that the mandate will last until the first Annual General Meeting after the year the Board members were appointed.

ATTENDANCE, FINANCIAL YEAR 2016/2017

	INDEPENDENT*	BOARD MEETINGS	AUDIT COMMITTEE	REMUNERATION COMMITTEE

Julian Aleksov	No/No	23/23
Bo Cederstrand	No/No	21/23
	** Alexander	Kotsinas	Yes/	Yes
	23/23	2/2**	**	Lars Bergkvist
	Yes/ Yes	21/23	6/6	1/1
Anders Lönner	Yes/ Yes	1/4	0/2**	**
Horst Domdey	Yes/ Yes	11/12**	4/4	1/1

Hans Sundin	No/ Yes	12/12**	**	1/1**
Hans Liljeblad	Yes/ Yes	3/8**	3/4	**

*Independent of the company and its management and independent of major shareholders. Hans Sundin was partly independent after he terminated his employment at the company on October 31, 2016.

**Hans Liljeblad stepped down in conjunction with the AGM on September 26, 2016 and Horst Domdey and Hans Sundin stepped down at the EGM on November 21 at the same time as Anders Lönner was elected Chairman. Up until the AGM in 2016, the Remuneration Committee consisted of Bo Cederstrand, Horst Domdey, Alexander Kotsinas, Lars Bergkvist and Hans Liljeblad. In conjunction with the AGM on September 26, 2016 Alexander Kotsinas and Bo Cederstrand left the Remuneration Committee and Hans Sundin replaced Hans Liljeblad. Horst Domdey and Hans Sundin resigned in conjunction with the EGM on November 21, 2016 and were replaced by Alexander Kotsinas and Anders Lönner on the Audit Committee. Anders Lönner resigned from the Audit Committee in February 2017.

Board duties

The Board has the overall task of managing the company’s affairs on behalf of the shareholders. The Board operates in accordance with the Swedish Companies Act, the Articles of Association and internal regulations and continually assesses the Group’s financial situation and the operational management. The Board appoints the CEO and decides on significant changes in the company’s organization and operations. The Board is also responsible for ensuring that the company’s internal control of financial conditions is satisfactory and that the information regarding financial and overall performance is communicated accurately in the company’s financial reports.

32	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

CORPORATE GOVERNANCE REPORT

Chairman of the Board

The Chairman follows, by regular contact with the CEO, the company’s development and is responsible for ensuring that Board members regularly receive the information needed to fulfil their duties. In addition, the Chairman leads the Board’s work and ensures that the Board’s decisions are implemented. The Chairman also ensures that the work of the Board is evaluated annually and that the Nomination Committee is informed about the evaluation results. In addition, the Chairman is responsible for preparing the Corporate Governance Report and a report on how internal controls, as they relate to financial reporting, are organized and how effectively they worked during the last financial year.

Board procedures

In accordance with the Swedish Companies Act, Oasmia’s Board has adopted a formal written work plan and related CEO instructions that are reviewed once a year or as needed. This formal work plan governs how the work should be distributed between the Board members, the frequency of Board meetings (at least four times a year in addition to the statutory Board meeting), and how the work is divided between the Board and the Audit Committee. The CEO instructions contain, amongst other things, restrictions regarding decisions on investments and acquisitions. The instructions on reporting, which complement the Board’s formal work plan and the CEO’s instructions, regulate the CEO’s regular reporting to the Board and the Board’s external reporting.

Evaluation of the Board’s work

The Board annually evaluates its work regarding its procedures and work climate, the focus of the Board’s work, and access to and the need for special competencies on the Board. The results of the evaluation are reported to the Nomination Committee and form the basis of the Committee’s work on evaluating the composition of the Board and its remuneration.

Board’s work during the financial year

During the financial year 2016/17, the Board met on 23 occasions. On these occasions the Board mainly addressed issues relating to the continued funding of the Group’s business operations and negotiations for/the signing of new partnership agreements, and has carefully monitored liquidity forecasts and updates regarding ongoing regulatory processes and decided on the separation of veterinary assets.

Audit Committee

From the beginning of the financial year up until the Annual General Meeting held on September 26, 2016, the Audit Committee consisted of Horst Domdey, Lars Bergkvist and Hans Liljeblad. Hans Liljeblad stepped down in conjunction with the Annual General Meeting and was replaced by Hans Sundin. In conjunction with the Extraordinary General Meeting on November 21, 2016, Hans Sundin and Horst Domdey resigned and Alexander Kotsinas and Anders Lönner were then elected as Committee members. After Anders Lönner’s departure, the Committee consists of Alexander Kotsinas and Lars Bergkvist. The Audit Committee’s primary task is assisting the Board in overseeing the accounting and financial reporting processes and ensuring the quality of these reports and processes. The Audit Committee shall also monitor the auditors’ work and the choice of auditing firm and scrutinize the auditors’ objectiveness and independence and that the costs for services over and above the auditing assignment are at an appropriate level in relation to the auditing fee so as to not run the risk of impacting independence. The Audit Committee’s responsibilities and tasks appear in specially prepared internal instructions. During the financial year, the Audit Committee held 6 meetings, with the auditors in attendance. In addition to this, the company had quarterly contact with the auditors during the financial year.

Remuneration Committee

The Remuneration Committee is the drafting committee for the company’s Board and shall be responsible for preparing the Board’s proposal to the Annual General Meeting regarding principles for remuneration and other terms of employment for senior executives. The Remuneration Committee shall also submit draft resolutions to the Board regarding salary and other forms of remuneration for the CEO, and make proposals for resolutions regarding warrant programs and other reward or compensatory matters that are intended to be directed to a broader group of employees within the company. After Anders Lönner’s departure, the Committee consists of Alexander Kotsinas and Lars Bergkvist. During the year the Remuneration Committee held 1 meeting.

REMUNERATION TO THE BOARD AND SENIOR EXECUTIVES

Board

At the 2016 Annual General Meeting, it was decided that the remuneration to a Board Member who is not an employee of the company shall amount to SEK 150,000 per year. Remuneration to the Chairman shall be SEK 175,000 per year. If a special agreement is made with Oasmia, Board Member fees may be paid through invoicing from a company wholly-owned by a Board Member. In such case, the invoice amount shall be increased by social security and VAT. At the Extraordinary General Meeting in November 2016 a resolution was adopted that remuneration of SEK 300,000 per year should be paid to the Chairman of the Board.

Salaries and other benefits

Remuneration to the CEO and other senior executives shall consist of a fixed salary, pension provisions and private health insurance.

Terms of notice and severance pay

If notice is given by the company, the term of notice for the CEO will be no more than 12 months. If notice is given by the CEO, the term of notice shall be no more than three months. For other senior executives, the term of notice shall normally be six months if notice is given by the company, and three months if notice is given by the executive. No special severance pay shall be given.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	33

CORPORATE GOVERNANCE REPORT

Incentive programme

Oasmia currently has two incentive programmes. Decisions on any incentive scheme for senior executives are to be made by the Annual General Meeting. The Extraordinary General Meeting held on November 21, 2016 adopted a resolution regarding a warrants programme for the Board and senior management. The Board cancelled these two warrants programmes at the Extraordinary General Meeting held on June 2, 2017 and decided to adopt two new programmes.

Deviation in specific cases

The Board has the right to deviate from these guidelines if there are special circumstances in a specific case. If such a deviation is made, information about the case and the reason for the deviation must be presented at the next Annual General Meeting.

Auditors

According to the Articles of Association, the company shall have one or two external auditors. The accounting firm EY was reelected at the 2016 Annual General Meeting. Authorized Public Accountant Fredrik Norrman will serve as principal auditor.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Oasmia’s process for internal control is designed to manage and minimize the risk of errors in financial reporting. The Board annually evaluates the need for an internal audit procedure and has determined that the company’s current size and risk exposure do not justify a separate internal audit procedure. The following description explains how internal controls are organized. The description is limited to internal controls over financial reporting.

Control environment

The basis of the internal controls concerning financial reporting is the overall control environment. The control environment requires that the organizational structure, decision-making processes and authorities are clearly defined and communicated in the form of internal policy documents such as policies, guidelines, manuals and codes. The control environment also includes laws and external regulations. The Board has ultimate responsibility for internal controls over financial reporting. Effective Board work is therefore the basis for sound internal control. Oasmia’s Board has established a formal work plan and clear instructions for its work, including the work of the Audit Committee. The Audit Committee’s primary task is assisting the Board in overseeing the accounting and financial reporting processes and ensuring the quality of these reports and processes.

The Audit Committee’s duties are supervisory. Responsibility for maintaining an effective control environment and the ongoing work regarding risk management and internal control over financial reporting is delegated to the CEO. Managers at various levels of the company are in turn responsible for their respective areas. Responsibility and authority are defined in the CEO instructions, instructions for authorization, manuals, other policies, procedures and codes.

The Board determines the company’s major policies on information/ communication, financing and risk management. Company management establishes instructions and the responsible managers issue guidelines and monitor implementation of all policies and instructions. The company’s accounting and reporting instructions are defined in an accounting manual which is available to all financial staff. Along with laws and other external regulations, the organizational structure and the internal guidelines constitute the control environment.

Risk assessment

The goal of risk assessment is to identify areas of high risk within the business and to define the controls needed to manage these risks. Balance sheet and income statement items that are based on estimates or generated by complex processes are relatively more prone to error than other items.

The Board initiates an annual risk identification process and the results of the risk identification are evaluated by the Board in order to make an assessment of what steps need to be taken. The Board believes that the company has effective internal controls over financial reporting.

Control activities

Control activities are designed to prevent, detect and correct errors and deviations. The controls are integrated into the company’s processes for payments, accounting and financial reporting and include authorization and approval procedures, reconciliation, performance analysis, division of administrative control and performance functions, and controls embedded in IT systems.

Information and communication

Information that it is assessed will affect the company’s share price (price-sensitive information) is made public in a rapid and non-discriminatory manner. Company publications are done through press releases sent simultaneously to the Stock Exchange, established news agencies and newspapers. The information will also be simultaneously published on the company website. Oasmia is represented publicly in all matters primarily by the CEO. The CEO has delegated certain responsibilities to the Communications Officer. The CEO and Communications Officer may, on behalf of the company, inform/comment on matters relating to the company’s operations.

The company applies quiet periods, which occur thirty days before the publication of annual and interim reports. In the instance of a leak of price-sensitive information or other special situations that may affect the valuation of the company, the Stock Exchange is to be notified, followed by a press release containing the same information. The company’s public disclosures are governed by an information policy that is intended to ensure the quality of both internal and external information. Furthermore, the policy should facilitate compliance with applicable laws, regulations and agreements. The management of insider information is regulated by specific guidelines stated in the company’s insider policy and insider list policy (formerly logbook policy).

34	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

BOARD OF DIRECTORS

BOARD OF DIRECTORS

JULIAN ALEKSOV

(born 1965)

Executive Chairman of the Board from 2015 and Board member from 1999. Executive Vice Chairman of the Board in the period November 2016 through February 2017. One of the founders of the company. Extensive experience in coordination of research projects and strategic development of global intellectual property. Also Chairman of the Board of Oasmia Incentive AB, Chairman of the Board of Qdoxx Pharma AB. Shareholding: 148,650 shares personally and 25,717,364 shares through the company Alceco International S.A.

BO CEDERSTR AND

(born 1939)

Chairman 2000-2011. Board member since 2011. Approximately 40 years’ experience as CEO and partner in a number of small and medium-sized businesses, mainly within trade. Extensive experience in international trade and production. He has been very active in trade associations. Currently deputy member of the Board of Fruges AB and previously member of the Board of Arken Hemdjurshallarna. Shareholding: 126,000 shares personally and 25,717,364 shares through the company Alceco International S.A.

ALEXANDER KOTSINAS

(born 1967)

Board member since 2013. Vice President and CFO at Q-Med 2008-2011. Alexander has also served as CFO at Life Europe AB and the mobile provider 3. He has been Vice President at Investor AB and has worked at Ericsson. He has an MSc from the Royal Institute of Technology in Stockholm and a BSc from the Stockholm School of Economics. Shareholding: -

LARS BERGQVIST

(born 1964)

Board member since 2015. Lars is a business administration graduate and has previously worked in managerial positions in a number of successful companies. He has amongst other things worked as CEO of Arken Zoo and Hidden Dinosaur. He also has many years’ experience of Board work from FDT AB, Master Design AB and Svensk Franchise. Shareholding: -

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	35

MANAGEMENT

MANAGEMENT

JULIAN ALEKSOV

(born 1965)

Executive Chairman of the Board from 2015 and Board member from 1999. Executive Vice Chairman of the Board in the period November 2016 through February 2017. One of the founders of the company. Extensive experience in coordination of research projects and strategic development of global intellectual property. Also Chairman of the Board of Oasmia Incentive AB, Chairman of the Board of Qdoxx Pharma AB. Shareholding: 148,650 shares personally and 25,717,364 shares through the company Alceco International S.A.

ANDERS BLOM

Executive Vice President

(born 1969)

Employee since 2014. Anders has more than 15 years’ previous experience of international strategic business development and financing from Q-Med, Galderma and Pharmacia. He is a business administration graduate from Uppsala University. Most recent employment was as CEO of Nexttobe AB. Shareholding: 30,000 shares personally.

MIKAEL ASP

Chief Executive Officer

(born 1962)

Mikael Asp has an MSc in Chemical Engineering and has been an employee at Oasmia since 2013. He has 25 years of experience from several companies within the international pharmaceutical industry in research and development, production, quality assurance and as a Qualified Person (QP). He is a member of the Board of Oasmia Incentive AB. Shareholding: 8,800 shares personally.

FREDRIK GYNNERSTEDT

Chief Financial Officer

(born 1976)

Fredrik is a business administration graduate from Stockholm University. Fredrik’s most recent positions were as Director of Collaboration at Karnov Group and CFO at Bringwell AB (publ). He has 15 years’ experience of international financial administration and business. Fredrik has previously worked as an auditor and consultant at Ernst & Young. Shareholding: -

36	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS 2017

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	37

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Net sales	4	172	6,373
Change in inventories of products in progress and finished goods	7	-1,405	9,509
Capitalized development costs	5	7,023	16,727
Other operating income	6, 13	420	2
Raw materials, consumables and goods for resale	7	-2,984	-4,733
Other external expenses	8, 9, 13	-79,904	-98,104
Employee benefit expenses	10	-59,295	-57,661
Depreciation, amortization and impairment	11, 12	-4,508	-4,804
Operating income	14	-140,481	-132,691

Financial income		85	786
Financial expenses		-19,847	-9,634
Financial income and expenses - net	13, 15	-19,762	-8,848

Income before taxes		-160,243	-141,539

Income taxes	16	-	-
Income for the year		-160,243	-141,539

Income for the year attributable to:
Parent Company shareholders		-160,243	-141,539

Earnings per share before and after dilution, SEK	17	-1.42	-1.39

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Income for the year		-160,243	-141,539
Other comprehensive income
Items that may subsequently be transferred to the income statement:
Translation differences		13	-19
Total other comprehensive income		13	-19
Comprehensive income for the year		-160,230	-141,557

Comprehensive income for the year attributable to:
Parent Company shareholders		-160,230	-141,557

Comprehensive earnings per share, before and after dilution, SEK		-1.42	-1.39

38	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

TSEK	NOTE	APR 30, 2017	APR 30, 2016
ASSETS
Non-current assets
Property, plant and equipment	11	18,368	21,172
Capitalized development costs	5	416,922	409,900
Other intangible assets	12	36,171	11,936
Financial non-current assets		2	2
Total non-current assets		471,464	443,010

Current assets
Inventories	7	13,685	16,638
Accounts receivable - trade	18	35	4,903
Other current receivables	18, 20	1,390	1,929
Prepaid expenses and accrued income	18, 19	7,008	2,885
Short-term investments	18	-	20,006
Cash and cash equivalents	18	28,001	26,208
Total current assets		50,119	72,570

TOTAL ASSETS		521,583	515,579

EQUITY
Equity and reserves attributable to Parent Company shareholders
Share capital	21	11,904	10,721
Non-registered share capital		706	-
Other capital provided		1,074,619	941,961
Reserves		-6	-19
Retained earnings, including income for the year		-786,853	-626,610
Total equity		300,371	326,053

LIABILITIES
Current liabilities
Liabilities to credit institutions	18	-	20,000
Convertible loans	17, 18	66,307	25,549
Other borrowings	18, 26	102,419	94,395
Accounts payable	18	20,837	27,236
Other current liabilities	18, 22	5,356	2,068
Accrued expenses and deferred income	18, 23	26,294	20,278
Total current liabilities		221,212	189,527

Total liabilities		221,212	189,527

TOTAL EQUITY AND LIABILITIES		521,583	515,579

Any contingent liabilities and pledged assets are reported in Note 24.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	39

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		ATTRIBUTABLE TO PARENT COMPANY SHARE HOLDERS
TSEK	NOTE	SHARE CAPITAL	NON-REGISTERED SHARE CAPITAL	OTHER CAPITAL PROVIDED	RESERVES*	RETAINED EARNINGS	TOTAL EQUITY
Opening balance as of May 1, 2015		9,786	0	850,996	0	-485,071	375,710
Comprehensive income for the year		-	-	-	-19	-141,539	-141,557
Warrants		-	-	27	-	-	27
Equity component in issue of convertible loan	18	-	-	382	-	-	382
New share issue	21	935	-	105,261	-	-	106,196
Issue expenses		-	-	-14 706	-	-	-14 706
Closing balance as of April 30, 2016		10,721	0	941,961	-19	-626,610	326,053

Opening balance as of May 1, 2016		10,721	0	941,961	-19	-626,610	326,053
Income for the year		-	-	-	-	-160,243	-160,243
Other comprehensive income		-	-	-	13	-	13
Comprehensive income for the year		0	0	0	13	-160,243	-160,230
Equity component in issue of convertible loans	18			1,152		-	1,152
New share issues	21	1,183	706	135,111		-	137,000
Issue expenses		-		-3,605		-	-3,605
Closing balance as of April 30, 2017		11,904	706	1,074,619	-6	-786,853	300,371

* Translation differences

40	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Operating activities
Operating income before financial items		-140,481	-132,691
Adjustments for non-cash items	25	15,310	4,804
Interest received	15	92	786
Interest paid	15	-2,515	-1,664
Cash flow from operating activities before changes in working capital		-127,595	-128,766

Changes in working capital
Change in inventories	7	-2,783	-11,297
Change in accounts receivable - trade	18	-198	-4,798
Change in other current receivables	18, 19, 20	-3,584	-561
Change in accounts payable	18	-6,616	13,218
Change in other current liabilities	18, 22, 23, 26	7,764	4,077
Cash flow from operating activities		-133,011	-128,126

Investing activities
Investments in intangible assets	5, 12	-7,445	-17,960
Investments in property, plant and equipment	11	-515	-1,974
Divestment of short-term investments	18	20,000	30,000
Cash flow from investing activities		12,039	10,066

Financing activities
Repayment of liabilities to credit institutions	18	-20,000	-
Loans raised	26	-	35
Loans repaid	26	-	-35
Convertible loans	17, 18, 25	84,000	28,000
Convertible loans repaid	18	-2,000	-
Warrants	17	-	27
New share issues	21, 25	70,000	106,196
Issue expenses	21	-9,245	-16,774
Cash flow from financing activities		122,755	117,449

Cash flow for the year		1,783	-610
Translation differences		10	-19
Cash and cash equivalents at beginning of year		26,208	26,837
Cash and cash equivalents at end of year	18	28,001	26,208

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	41

FINANCIAL STATEMENTS

PARENT COMPANY INCOME STATEMENT

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Net sales	4	172	6,373
Change in inventories of products in progress and finished goods	7	-1,405	9,509
Capitalized development costs	5	7,023	16,727
Other operating income	6, 13	420	2
Raw materials and consumables	7	-2,984	-4,733
Other external expenses	8, 9, 13	-79,669	-97,748
Employee benefit expenses	10	-59,295	-57,004
Depreciation, amortization and impairment of			-5 190
property, plant and equipment and intangible assets	11, 12	-4,508	-4,804
Operating income		-140,246	-131,678

Income from holdings in Group companies	26, 27	-65	-1,148
Other interest income and similar income	13, 15	85	786
Interest expenses and similar expenses	13, 15	-19,847	-9,633
Financial income and expenses - net		-19,827	-9,995

Income before taxes		-160,073	-141,673

Income taxes	16	-	-
Income for the year		-160,073	-141,673

PARENT COMPANY STATEMENT OF COMPREHENSIVE INCOME

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Income for the year		-160,073	-141,673
Comprehensive income for the year		-160,073	-141,673

42	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

TSEK	NOTE	APR 30, 2017	APR 30, 2016
ASSETS
Non-current assets
Intangible non-current assets
Capitalized development costs	5	416,922	409,900
Concessions, patents, licences, trademarks and similar rights	12	36,171	11,936
Property, plant and equipment
Equipment, tools and installations	11	18,222	21,072
Construction in progress and advance payments for property, plant and equipment	11	146	100
Financial non-current assets
Holdings in Group companies	27	110	110
Other securities held as non-current assets	1	1
Total non-current assets		471,573	443,119

Current assets
Inventories
Raw materials and necessities	7	5,581	7,129
Work in progress	7	8,104	4,137
Finished goods	7	-	5,372
		13,685	16,638
Current receivables
Accounts receivable - trade	18	35	4,903
Other current receivables	18,20	1,388	1,928
Prepaid expenses and accrued income	18,19	7,008	2,876
		8,431	9,707

Short-term investments	18,24	-	20,006
Cash and bank balances	18	26,312	26,053
Total current assets		48,428	72,403

TOTAL ASSETS		520,001	515,522

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	43

FINANCIAL STATEMENTS

PARENT COMPANY BALANCE SHEET

TSEK	NOTE	APR 30, 2017	APR 30, 2016
EQUITY AND LIABILITIES
Equity
Restricted equity
Share capital	21	11,904	10,721
Non-registered share capital		706
Statutory reserve		4,620	4,620
Reserve for development costs		7,783	-
		25,013	15,341
Non-restricted equity
Share premium reserve		1,074,619	941,961
Retained earnings		-639,378	-489,921
Income for the year		-160,073	-141,673
		275,168	310,366
Total equity		300,181	325,707

Current liabilities
Liabilities to credit institutions	18	-	20,000
Convertible loans	17,18	66,307	25,549
Other borrowings	18,26	102,419	94,395
Accounts payable	18	20,837	27,221
Liabilities to Group companies	26	1,664	304
Other current liabilities	22	2,303	2,068
Accrued expenses and deferred income	23	26,290	20,278
Total current liabilities		219,819	189,815

TOTAL EQUITY AND LIABILITIES		520,001	515,522

Contingent liabilities and pledged assets are reported in Note 24.

44	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

FINANCIAL STATEMENTS

PARENT COMPANY CHANGES IN EQUITY

		RESTRICTED EQUITY				NON-RESTRICTED EQUITY
TSEK	NOTE	SHARE CAPITAL	NON-REGISTERED SHARE CAPITAL	STATUTORY RESERVE	RESERVE FOR DEVELOPMENT COSTS	SHARE PREMIUM RESERVE	RETAINED EARNINGS	TOTAL EQUITY
Opening balance as of May 1, 2015		9,786	0	4,620	-	850,996	-489,921	375,480
Warrants		-	-	-	-	27	-	27
Equity component in issue of convertible loan		-	-	-	-	382	-	382
New share issue	21	935	-	-	-	105,261	-	106,196
Issue expenses		-	-	-	-	-14,706	-	-14,706
Comprehensive income for the year		-	-	-	-	-	-141,673	-141,673

April 30, 2016 Closing balance as of		10,721	0	4,620	0	941,961	-631,594	325,707

Opening balance as of May 1, 2016		10,721	0	4,620	0	941,961	-631,594	325,707
Equity component in issue of convertible loans	18	-	-	-	-	1,152	-	1,152
Adjustment of non-restricted and restricted equity		-	-	-	7,783	-	-7,783	0
New share issues	21	1,183	706	-	-	135,111	-	137,000
Issue expenses		-	-	-	-	-3,605	-	-3,605
Income for the year		-	-	-	-	-	-160,073	-160,073

April 30, 2017 Closing balance as of		11,904	706	4,620	7,783	1,074,619	-799,450	300,181

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	45

FINANCIAL STATEMENTS

PARENT COMPANY CASH FLOW STATEMENT

TSEK	NOTE	MAY 1, 2016 -APR 30, 2017	MAY 1, 2015 -APR 30, 2016
Operating activities
Operating activities before financial items		-140,246	-131,678
Adjustments for non-cash items	25	15,310	4,804
Interest received	15	92	786
Interest paid	15	-2,515	-1,664
Cash flow from operating activities before changes in working capital		-127,360	-127,752

Changes in working capital
Change in inventories	7	-2,783	-11,297
Change in accounts receivable - trade	18	-198	-4,798
Change in other current receivables	18, 19, 20	-3,593	-560
Change in accounts payable	18	-6,602	13,204
Change in other current liabilities	22, 23, 26	6,065	4,057
Cash flow from operating activities		-134,470	-127,147

Investing activities
Capital contribution provided	26, 27	-65	-1,148
Investments in intangible assets	5, 12	-7,445	-17,960
Investments in property, plant and equipment	11	-515	-1,974
Divestment of short-term investments	18	20,000	30,000
Cash flow from investing activities		11,975	8,918

Financing activities
Repayment of liabilities to credit institutions	18	-20,000	-
Loans raised	26	-	35
Loans repaid	26	-	-35
Convertible loans	17, 18, 25	84,000	28,000
Convertible loans repaid	18	-2,000	-
Warrants	17	-	27
New share issues	21, 25	70,000	106,196
Issue expenses	21	-9,245	-16,774
Cash flow from financing activities		122,755	117,449

Cash flow for the year		259	-780
Cash and cash equivalents at beginning of year		26,053	26,833
Cash and cash equivalents at end of year	18	26,312	26,053

46	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTES

NOTE 1 GENERAL INFORMATION

Oasmia Pharmaceutical AB (Reg. No. 556332-6676 and the Parent Company of the Oasmia Group) is a limited company domiciled in Stockholm, Sweden. The address of the company is Vallongatan 1, Uppsala, where the Parent Company has its office, research and manufacturing facilities.

The company’s shares are listed on NASDAQ Stockholm, NASDAQ Capital Market in New York and on the Frankfurt Stock Exchange. The Group's operations are described in the Administration Report on pages 21-29. The annual report for Oasmia Pharmaceutical AB for the financial year ending April 30, 2017 was approved for publication by the Board on July 7, 2017. The Group and Parent Company financial statements will be submitted to the Annual General Meeting on September 25, 2017 for adoption.

NOTE 2 ACCOUNTING POLICIES

The principal accounting policies applied in these financial statements are set out below.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the EU. Furthermore, the recommendation RFR 1, Supplementary accounting regulations for Groups, issued by the Swedish Financial Reporting Board, has been applied.

The Parent Company applies the same accounting policies as the Group except in the cases listed below under "Parent Company accounting policies". The differences between the Parent Company and the Group are a result of limitations in the application of IFRS in the Parent Company as a result of the Swedish Annual Accounts Act and the Swedish Pension Obligations Vesting Act, and in some cases for tax reasons. The preparation of financial statements in conformity with IFRS requires the use of certain critical estimates for accounting purposes. It also requires management to exercise its judgment in applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

THE GROUP’S ACCOUNTING POLICIES

Changes in accounting policies

New policies 2016/17

None of the standards and interpretations required for the first time for the financial year that began on May 1, 2016 had a material impact on the consolidated financial statements.

New IFRS standards and interpretations effective financial year 2017/18 or later that may impact Oasmia’s financial reporting:

IFRS 15 Revenue from Contracts with Customers

This standard comes into force on January 1, 2018 and will thus be applied by Oasmia as from the financial year 2018/2019.

The standard will first and foremost replace IAS 18 Revenue, which is the standard that regulates the reporting of revenues at the present time. Under IFRS 15 the basic principle for when a revenue may be recognized is when the acquiring party can use a good or can draw benefit from a service, while IAS 18 concentrates more on when risk is transferred from the vendor to the purchaser. IFRS 15 also requires considerably more disclosures than IAS 18. IFRS 15 is expected to impact Oasmia’s financial reporting. However, it is still difficult to decide the extent of the impact, as this is very much dependent on how Oasmia’s revenue situation develops up until the time when IFRS 15 comes into force.

IFRS 9 Financial instruments

This standard will come into force on January 1, 2018, that is to say it will be applied by Oasmia as from the financial year 2018/2019.

IFRS 9 will replace IAS 39 Financial Instruments and as regards the classification and assessment of financial instruments will involve simplifications compared to IAS 39. The introduction of this standard is not assessed to have any material impact on Oasmia’s financial reports.

IFRS 16 Leases

This standard will come into force on January 1, 2019, which means that it will be applied by Oasmia as from the financial year 2019/2020.

IFRS 16 states that at the beginning of a leasing agreement the lessee shall recognize the right to use the leased assets in the balance sheet and at the same time a leasing liability shall be recognized. Depreciation shall be applied to the assets during the time they are used and leasing rates will be recognized both as part-payment of the leasing liability and as an interest expense in the income statement. The leasing liability may also be revalued during the duration of the contract depending on whether certain circumstances, such as new leasing terms and conditions, are introduced. However, there will be two exceptions. Leased assets of a low value and short-term leasing (with a duration of no more than 12 months) will be exempted from the obligation to capitalize the right to use an asset and to enter the expected leasing payments as a liability.

The introduction of IFRS 16 is expected to impact Oasmia’s financial reporting.

The extent of the impact is being investigated by the company.

None of the other standards and interpretations which have not yet come into force are expected to have a material impact on the Group.

Subsidiaries

Subsidiaries are companies where the Parent Company has a controlling interest. The Parent Company has a controlling interest in a company when it is exposed to or is entitled to variable return from its holding in the company and is able to affect the return through its controlling interest in the company.

Subsidiaries are included in the consolidated accounts as from the day on which the controlling interest is transferred to the Group. They are excluded from the consolidated accounts as from the day on which the controlling interest ends.

The acquisition method is applied to the recognition of acquisitions of subsidiaries. This means that acquired assets and liabilities are initially measured at fair value. If a deviation then arises against the acquisition cost, this is recognized as goodwill in the consolidated balance sheet when the deviation is positive and as an expense in the income statement if it is negative.

Eliminations are made for intra-Group transactions and balance-sheet items, and for unrealized gains on transactions between Group companies.

Translation of foreign currencies

The Parent Company uses SEK as its functional currency and reporting currency. Transactions in foreign currency are translated to the functional currency according to the exchange rates on the transaction date. Translation profits or losses arising from payments for such transactions and from translation of monetary assets and liabilities in foreign currency at closing day exchange rates are recognized in operations. Currency gains and losses arising from the translation of bank accounts in foreign currencies are recognized under Net financial items.

Individual subsidiaries have another functional currency than SEK. In the presentation of the consolidated balance sheet the current rate method is used, whereby assets and liabilities are translated to the closing day rate of exchange while revenues and expenses are translated using the average exchange rate for the year. The translation differences that thus arise are recognized in other comprehensive income.

Segment reporting

An operating segment is a part of a company that conducts business activities from which revenues can be generated and costs can be incurred, and for which independent financial information is available. Furthermore, the operating results of the segment are reviewed on a regular basis by the company’s chief operating decision maker as the basis for the decision on allocation of resources to the segment and the evaluation of its result. The Group management has been identified as the chief operating decision maker. Group management assesses the business as a whole, that is as one segment, and therefore does not include information by segment in the accounts. Note 4 reports the division of revenues into product groups and geographic markets as well as the value of non-current assets in Sweden and in other countries. Information is also provided about the customer structure in the same note.

Property, plant and equipment

Property, plant and equipment are recognized at acquisition cost, with deductions for depreciation. The acquisition cost includes expenses directly attributable to the acquisition of the asset.

Additional expenses are added to the carrying amount of the asset or are recognized as a separate asset, depending on what is most suitable, only when it is probable that the future economic benefits connected with the asset will accrue to the Group and the acquisition cost of the asset can be measured in a reliable way. The carrying amount of the replaced part will be removed from the balance sheet. All other types of repairs and maintenance are recognized as expenses in the income statement in the period in which they arise.

Assets are depreciated on a straight-line basis in order to distribute their acquisition cost to the calculated residual value over the calculated utilization period, as follows:

• Vehicles	3-5 years

• Inventories and production equipment	5-15 years

• Leasehold improvements	20 years

The residual values and utilization period of the assets are reviewed at every closing day and are adjusted as required. A carrying amount of an asset is immediately depreciated to its recoverable amount if the carrying amount exceeds its estimated recoverable amount. Profits and losses from divestments are established by a comparison between the sales revenue and the carrying amount and are recognized in Other operating income or Other operating expenses.

INTANGIBLE ASSETS

Capitalized development costs

Expenditures for research are expensed immediately. Development costs which are attributable to production and tests of novel or improved products are capitalized to the extent that they are expected to generate future economic benefits. Oasmia capitalizes development costs consisting of the company’s work on clinical trials in phase III for the product candidates Paclical/Apealea and Paccal Vet and for which all the preconditions for capitalization pursuant to IAS 38 have been met.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	47

NOTES

It is the assessment of the company that it is technically possible to complete the product candidates and make them available for sale, and that the beginning of a phase III study is the earliest time when all criteria for capitalization can be met. This assessment is made in the light of several factors.

Both products are based on a well-known and well-documented substance, paclitaxel, and Oasmia’s own excipient XR17. The company can therefore reuse data for both product candidates when applying for market approval and this can potentially lead to a shorter path to approval.

The company has both the resources and the competence to itself produce these two products for the clinical studies preceding a phase III study. Production takes place in approved premises with employed personnel.

The company both intends and is able to sell these products in various markets, both through existing distributors or through its own sales channels.

The oncology markets for both humans and pets are both large and growing, which means that the company assesses that it is possible that these products will be able to generate considerable economic benefits in the future.

Other development costs are recognized as an expense as and when they arise. Development costs previously recognized as an expense are not capitalized as an asset in subsequent periods. Straight-line amortization is applied to capitalized development costs over the period in which the expected benefits are expected to accrue to the company, and is begun when a normal level of commercial sales to end customers has been achieved.

Acquired research projects

The Group has acquired a research project that is still in a pre-clinical phase. This has been capitalized at acquisition cost minus any impairment.

Other intangible assets

The Group capitalizes fees to authorities for patents to the extent they are expected to generate future economic benefits. They are recognized at acquisition cost, reduced by the accumulated amortizations. Amortization is performed on a straight-line basis in order to distribute the cost over the estimated utilization period. The estimated utilization period for patents is a maximum of 20 years.

The capitalized patent expenses comprise registration costs such as initial expenses for e.g. authorities and legal fees. The gain or loss arising when an intangible asset is divested or disposed of is determined as the difference between the settlements received and the carrying amount and is recognized in Other operating income or Other operating expenses

Inventories

Inventories are recognized at the lowest of acquisition cost and net realizable value.

The acquisition cost is established by using the first in, first out method (FIFO).

The acquisition cost for Raw materials and necessities consists of the purchase price invoiced by the supplier. The acquisition cost for Work in progress and for Finished goods consists of the costs for the constituent raw materials, with a mark-up for manufacturing costs and quality control costs.

The net realizable value is the estimated sales price in the operating activities, with deductions for applicable variable selling expenses.

Impairment of non-financial assets

The capitalized development costs and the capitalized research projects which are not yet current are not amortized, but are instead evaluated annually for any impairment needs. Group management performs an estimation of the expected utilization period of the assets at every financial statement. If there are indications that an asset’s value has diminished, the Group establishes the recoverable amount of the asset. This amount is the highest net realizable value of the asset, with deductions for selling expenses and its value in use. The asset is amortized down to the recoverable amount via the income statement. In order to establish the impairment need, the assets are grouped into cash generating units, which is the smallest group of assets that enables positive cash flows that are essentially independent of the cash flow from other assets or groups of assets. The Group presently has no assets with indeterminable utilization periods.

Financial instruments

Financial instruments are agreements that give rise to a financial asset or liability. Financial assets are cash, equity instruments in other companies and such agreements that give entitlement to cash or other financial assets. Financial liabilities are agreements that oblige the company to pay cash or other financial assets to another company.

This means that there are several receivables and liabilities that are not financial instruments. For example receivables or liabilities that can be expected to be settled other than in cash or through other financial assets are not dealt with in accordance with the accounting principles that apply to financial instruments. The same applies to receivables or liabilities that are not based on agreements.

Financial instruments are recognized in the statement of financial position when Oasmia is one of the parties in the conditions of the agreement governing the instrument. A financial asset is removed from the statement of financial position when the rights in the agreement are terminated, as they have been realized or Oasmia loses control of them. A financial liability is removed from the statement of financial position when the obligation in the agreement has been fulfilled or in some other way ceases to apply.

Each time a report is drawn up an assessment is made as to whether there are circumstances indicating that a financial asset needs to be written down. If there is a need for impairment, the amount written down is identified in the income statement.

Oasmia’s financial instruments are reported at fair value or at amortized cost:

•	Fair value is the price that would be obtained if an asset were sold or paid in the settling of a liability in an orderly transaction between knowledgeable and independent parties.
•	Amortized cost is the value at which the asset or liability was valued when it was acquired plus or minus certain adjustments in value.

Financial instruments are divided into different categories depending on their nature and the method used in their valuation. Oasmia reports its financial instruments in three such categories:

•	Financial assets and liabilities valued at fair value in the income statement

Changes in fair value are recognized in the income statement. This category includes:

–	Short-term investments in fixed income funds.

•	Loans receivable and accounts receivable

This category includes:

–	Cash and cash equivalents valued at nominal value. Where they are denominated in a currency other than SEK, they are translated at the closing day rate of exchange.
–	Accounts receivable, other current receivables and accrued revenues are valued at amortized cost.

•	Financial liabilities valued at amortized cost

This category includes:

–	Borrowings and liabilities to credit institutions which are valued at nominal value as they have a short duration.
–	Convertible loans.
–	Accounts payable and accrued expenses valued at the value they are expected to be paid at.

For further disclosures on Oasmia’s financial instruments, please see Note 18 Financial instruments and financial risks.

Share capital

Common shares are classified as equity. Transaction costs which can be attributed directly to new share issues or warrants are recognized, net after tax, in equity as a deduction from the funds generated by the issue.

Compared to a bond loan, a convertible loan includes not only an entitlement to receive interest but also the opportunity to receive a certain number of shares instead of repayment of the loan. This additional advantage means that the rate of interest of the convertible loan is lower than the market interest rate for a corresponding bond loan. The fair value of the benefit to Oasmia due to this lower rate of interest is booked, after deductions for issue expenses, directly against equity.

Income tax

Tax revenues and expenses are constituted by current and deferred tax. Current tax is the tax calculated on the taxable income of each legal entity in the Group for the current or a previous period. Deferred tax is tax on temporary differences between assets’ and liabilities’ carrying amount and tax base. A deferred tax revenue also arises to the extent that the tax effect of loss carry-forward is entered as a deferred tax asset. However, a deferred tax asset is only recognized to the extent that there are convincing reasons that a future taxable surplus will be available, against which the deferred tax asset can be offset. As it is not yet possible to reliably calculate when Oasmia will achieve such a surplus, no deferred tax assets have been recognized.

EMPLOYEE BENEFITS

Current remuneration

Current remuneration to employees is calculated without discounting and is recognized as an expense when the services concerned are obtained.

Pension obligations

The Group has defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions to a separate legal entity. The Group has no legal or constructive obligations to pay further contributions if this legal entity does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Defined contribution pension plan obligations are recognized as employee benefits as and when they are earned by employees carrying out services for the company in any given period. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available to the Group.

Severance pay

Severance pay is awarded when notice is given to an employee by Oasmia before the normal pension date, or when an employee accepts voluntary resignation in exchange for such payments. The Group recognizes severance pay when it is obliged either to give notice to the employee according to a detailed formal plan without the possibility of recall, or to pay remuneration when notice is given as a result of an offer made to encourage voluntary resignation. Benefits which are due more than 12 months after closing day are discounted to the present value.

Revenue recognition

Revenues comprise the fair value of what has been received or will be received for sold goods, services and necessities as a result of the Group’s business operations. Revenue is recognized without value added tax, and after elimination of intra-Group sales. The Group recognizes revenue when the amount can be measured in a reliable manner, it is likely that future economic benefits will accrue to the Group and certain criteria have been fulfilled for each of the business activities of the Group described below.

48	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

(a)	Sales of goods

Revenues from sales of goods are recognized at the time when they are delivered to customers, licensees or distributors. This is the time when ownership rights are transferred to the recipient of the goods.

In addition to sales of registered pharmaceuticals, sales may be conducted before a drug has been registered, in the following two cases. In the first case, the purchaser is a hospital pharmacy or veterinary clinic where the company’s clinical trials are ongoing. In the second case, the purchaser is a treating clinic that has decided to test a drug that has not yet been approved, as registered drugs have not had the desired effect. Both cases are called compassionate use and the Group has had such sales. In such cases delivery and invoicing of the product are performed at the same time and the revenue is recognized at this time.

(b)	Contract assignments

Contract assignments carried out are recognized as revenue to the extent that they have been completed at the end of the reporting period, that is by gradual revenue recognition.

(c)	Sale of necessities

Oasmia sells necessities, in the form of sterile water that has been produced in the company’s facility, to other companies. The resulting revenues are recognized upon delivery.

(d)	Royalties

Royalty revenues arise when a licensee recognizes sales in its market. Royalty revenues are recognized in the same period as the licensee’s sales.

Leasing

Leasing whereby a significant part of the risks and benefits of ownership is retained by the lessor is classified as operational leasing. Payments made during the lease term (after deduction of any incentives from the lessor) are carried as an expense in the income statement on a straight-line basis over the term of the lease. Oasmia has no financial leasing.

Dividends

Dividends paid to the Parent Company's shareholders are recognized as liabilities in the consolidated financial statements in the period in which the dividends are approved by Parent Company shareholders.

Cash flow

Cash flow statements are prepared using the indirect method.

PARENT COMPANY ACCOUNTING POLICIES

The Parent Company’s accounts are presented in accordance with the Annual Accounts Act (1995:1554) and recommendation RFR 2, Accounting for Legal Entities, issued by the Swedish Financial Reporting Board. RFR 2 states that in the annual report for the legal entity the Parent Company shall apply all IFRS and announcements adopted by the EU as far as possible within the framework of the Annual Accounts Act, and with regard to the connection between accounting and taxation. The recommendation lists which exceptions and additions are to be made from IFRS.

The differences between the accounting policies of the Group and the Parent Company are described below. The accounting policies stated below for the Parent Company have been applied consistently to all periods presented in the Parent Company’s financial statements, unless otherwise stated.

Classification and forms of presentation

The Parent Company uses the terms Balance Sheet and Changes in Equity for the reports that in the Consolidated Accounts are named the Statement of Financial Position and Statement of Changes in Equity. The form of presentation of the Parent Company’s income statement and balance sheet is based on the table presented in the Annual Accounts Act, which entails differences compared to the consolidated financial statements, as the presentations based on IAS 1, Presentation of Financial Statements, are mainly applicable to the classification of equity and the naming of certain items.

REVENUES

Dividends

Dividend revenue is recognized when the right to receive payment is judged to be safe.

Group and shareholder contributions for legal entities

Shareholder contributions are accounted for as equity by the recipient and as an increase in holdings in Group companies by the donor.

Group contributions made by the Parent Company to a subsidiary are reported as an increase in holdings in Group companies in the Parent Company accounts.

Group contributions from a subsidiary to the Parent Company are accounted for as financial revenue in the Parent Company.

Reserve for development costs

The Parent Company accounts for the financial year 2016/2017 have been impacted by a change in the Annual Accounts Act. According to the Annual Accounts Act, as from the beginning of the financial year commencing January 1, 2016 or later, companies shall form a reserve under restricted equity corresponding to the value that has been recognized in the balance sheet as Capitalized development costs. This does not apply to Capitalized development costs as of April 30, 2016: a reserve for capitalized development costs has only been formed for development costs capitalized after May 1, 2016.

NOTE 3 SIGNIFICANT ESTIMATES AND ASSUMPTIONS FOR ACCOUNTING PURPOSES

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Assessment of continued operations

Oasmia has one product approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows from regions where the company’s products are registered materialize. The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Significant estimates and assumptions for accounting purposes

Group management makes estimates and assessments about the future. The resulting estimates for accounting purposes will by definition seldom correspond to the actual outcome. The estimates and assessments that entail a considerable risk of significant adjustments in the carrying amounts for assets and liabilities in the next financial year are listed below.

(a)	Impairment tests for intangible assets

The Group capitalizes development costs for two drug candidates Paclical and Paccal Vet. The financial year's capitalized development costs amounted to TSEK 7,898 (16,727) and the Group's capitalized development costs, as of April 30, 2017, amounted to TSEK 416,922 (409,900). In addition there is an acquired research project which has been capitalized at acquisition cost. An assessment is performed annually of whether there is a need for impairment of these assets. Oasmia’s impairment tests show that there is no need for impairment. Market approval has been received for Paclical in Russia for the indication of ovarian cancer in humans and market approval is expected within two to three years for Paccal Vet in the US for the indications of mammary carcinoma and squamous cell carcinoma in dogs. In Oasmia’s assessment, more market approvals can be expected in the foreseeable future and expected future profits justify the value of the assets. If the other market approvals were not to be received, if a considerably lower price than expected was received per treatment, if the market share was lower, or if the likelihood of receiving approval were to decrease, all or parts of the capitalized expenditure would be carried as expenses. As of April 30, 2017 capitalized expenditure amounted to 139% (126) of the equity at the same time.

(b)	Income taxes

The Group is required to pay tax in Sweden. The Group's companies have so far showed negative taxable income, and as a result significant taxable deficits exist in the Group. There are at present no sufficiently convincing indications as to when loss carry-forward will be able to be utilized against future profits, and thus no deferred tax asset has been taken into consideration in the balance sheet.

Accumulated taxable deficits in the Group are described in Note 16.

(c)	Contingent assets

The company has filed to sue a supplier regarding delivered WFI equipment that the company considers to be faulty. The total estimated loss that this faulty equipment has caused the company amounted to TSEK 14,500, and Oasmia has so far received insurance compensation of TSEK 4,250. Should the legal action be successful, Oasmia is demanding approximately TSEK 9,500. The trial has begun the main proceedings will take place in November 2017 and it is therefore not yet possible to assess when any payment will be received. The company’s legal counsel has advised management that it is likely that the legal action will be successful, at least regarding part of the amount claimed, but as this is uncertain no asset has been recognized in the Statement of Financial Position.

(d)	Contingent liabilities

A contingent liability is a possible liability whose occurrence will possibly be confirmed by future events which wholly or partly, are beyond Oasmia’s control and whose probability of occurring is low or difficult to estimate. It may also be an existing liability, the size of which cannot be calculated or the settlement of which is unlikely to result in any outflow of resources. It is obviously in the nature of contingent liabilities that their occurrence and size are particularly uncertain and therefore they are not recognized in the balance sheet. Instead information is given about them in Note 24. If it is at all possible to state any amounts for these contingent liabilities, they are, as can be seen above, largely dependent on management’s assessments.

IMPORTANT JUDGEMENTS WHEN APPLYING THE COMPANY’S ACCOUNTING POLICIES

The Group capitalizes development costs for two pharmaceutical candidates, Paclical/Apealea and Paccal Vet. The company assesses that the beginning of a phase III study is the earliest time when all criteria for capitalization can be fulfilled. It is at this time that the company can assess whether it is technically possible to complete the intangible asset so that it can be used or sold. If the Group should make the judgment that all capitalization criteria are no longer fulfilled, these assets would be written off against Group income.

At least once a year, normally when the annual financial statements are prepared, the Group’s property, plant and equipment and non-current intangible assets are tested to see if there is a need for impairment. Tests may also be carried out if management assesses that there have been significant changes in the assumptions that can affect the result of the tests. The question is whether the recoverable amount of the asset is greater than its carrying amount. Usually these Group assets have no stated market value, and the company therefore applies the value in use method. One of the important assets that are the subject of impairment testing is the item capitalized development costs for Paccal Vet and Paclical/Apealea. The impairment testing is based on management’s forecasts for the future economic development of the products Paccal Vet and Paclical/Apealea. These forecasts are partly based on available statistics, primarily on the incidence of cancer per type of cancer, but also on management’s assessment of future development that cannot be supported by external statistics or comparative data. The result of the impairment testing consists of seeing if the value in use is greater than the carrying amount of the assets. If this is the case, no impairment is performed. If on the other hand the value in use is less than the carrying amount, the asset is written down to its recoverable amount.

The Group capitalizes expenditures for patents because they are expected to generate future economic benefits. If the Group should make the judgment that they will no longer generate future economic benefits, these assets would be written off against the Group's income.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	49

NOTES

NOTE 4 SEGMENT INFORMATION

The Group currently has only one segment and therefore reports no information by segment.

The Group has its registered office in Sweden. All net sales derive from sales to external customers, and are shown below divided up into product categories and geographic area.

Net sales per product category

	GROUP		PARENT COMPANY
	MAY 1,	MAY 1,	MAY 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Sales of necessities	172	96	172	96
Royalty revenues	-	4,870	-	4,870
Sales of goods	-	1,207	-	1,207
Invoiced services	-	200	-	200
Total	172	6,373	172	6,373

Net sales per geographic area

The distribution per geographic area below is based on the domicile of the customer.

	GROUP		PARENT COMPANY
	MAY 1,	MAY 1,	MAY 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Russia	-	6,019	-	6,019
Sweden	172	125	172	125
Other countries	-	229	-	229
Total	172	6,373	172	6,373

Non-current assets located in Sweden amount to TSEK 466,474 (437,297) and non-current assets located in another country amount to TSEK 4,990 (5,713).

NOTE 5 CAPITALIZED DEVELOPMENT COSTS

Common to Group and Parent Company

	MAY 1, 2016 – APR 30, 2017			MAY 1, 2015 – APR 30, 2016
TSEK	PACLICAL	PACCALVET	TOTAL	PACLICAL	PACCALVET	TOTAL
Opening acquisition cost	300,088	109,812	409,900	290,108	103,065	393,173
Adjustment *)	-	-875	-875	-	-	-
Capitalized expenditure for the year	7,559	338	7,898	9,980	6,747	16,727
Closing accumulated acquisition cost	307,647	109,275	416,922	300,088	109,812	409,900

Opening accumulated amortization	-	-	-	-	-	0
Amortization for the year	-	-	-	-	-	0
Closing accumulated amortization	0	0	0	0	0	0

Closing carrying amount	307,647	109,275	416,922	300,088	109,812	409,900

*) In some cases the capitalization of development costs is based on assessments, which may deviate from the actual outcome and then have to be adjusted.

Capitalized development costs amounted to TSEK 7,898 (16,727) for the financial year and research and development costs which were not capitalized amounted to TSEK 89,964 (96,884), in total TSEK 97,862 (113,611).

NOTE 6 OTHER OPERATING INCOME

	GROUP		PARENT COMPANY
	MAY 1,	MAY 1,	MAY 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	-APR 30,	-APR 30,
TSEK	2017	2016	2017	2016
Exchange-rate differences	202	2	202	2
Other	218	-	218	-
Total	420	2	420	2

50	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTE 7 INVENTORIES

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Raw materials and necessities	5,581	7,129	5,581	7,129
Work in progress	8,104	4,137	8,104	4,137
Finished goods	-	5,372	-	5,372
Total	13,685	16,638	13,685	16,638

During the year goods of TSEK 0 (2,383) were carried as an expense and goods valued at TSEK 5,736 (229) have been written down, which mainly drives from finished goods intended for the Russian market.

The change in the items “Work in progress” and “Finished goods” during the year is recognized in the income statement in “Change in inventories of products in progress and finished goods”.

NOTE 8 REMUNERATION TO AUDITORS

	GROUP		PARENT COMPANY
	May 1,	May 1,	May 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	-APR 30,	-APR 30,
TSEK	2017	2016	2017	2016
Ernst & Young AB
Auditing	1,729	1,390	1,729	1,390
Auditing activities in addition to auditing	800	2,459	800	2,459
Tax consulting	10	32	10	32
Other services	59	131	59	131
Total	2,598	4,012	2,598	4,012

Auditing involves reviews of the Annual Report, of the accounting records, and of the management of the Board of Directors and CEO, and other tasks that the company’s auditors are required to undertake. Auditing activities in addition to auditing include review of interim reports and quality assurance services.

NOTE 9 LEASING

The Group has no financial leasing agreements, but has operational leasing agreements that primarily consist of leases for facilities. There are no variable fees. Leasing costs (minimum lease payments) were TSEK 6,379 (5,930) for the financial year. Future minimum lease payments for operational leases are as follows:

	GROUP		PARENT COMPANY
	May 1,	May 1,	May 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Leasing expensed during the financial year	6,379	5,930	6,379	5,930
Nominal value of future minimum leasing payments is divided up as follows:
Due for payment within a year	6,369	6,362	6,369	6,362
Due for payment later than a year but within five years	13,696	17,398	13,696	17,398
Due for payment later than five years*	2,041	2,637	2,041	2,637
Total	22,106	26,397	22,106	26,397

*) The comparative figure has been adjusted compared to last year’s Annual Report. Future minimum lease payments due for payment later than five years has been added.

NOTE 10 EMPLOYEES AND REMUNERATION

	GROUP		PARENT COMPANY
	May 1,	May 1,	May 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Women	37	35	37	35
Men	38	40	38	40
Total	75	75	75	75

All employees have their employment and carry out their main duties in Sweden.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	51

NOTES

CONT. NOTE 10 EMPLOYEES AND REMUNERATION

Salaries and benefits

	KONCERNEN		MODERBOLAGET
	2016-05-01	2015-05-01	2016-05-01	2015-05-01
TKR	–2017-04-30	–2016-04-30	–2017-04-30	–2016-04-30
Board	2,821	3,169	2,821	3,169
CEO and other senior executives	4,505	6,171	4,505	6,171
Other employees	35,150	32,160	35,150	32,160
Defined contribution pension plans, incl. Fora	3,057	2,668	3,057	2,668
Defined medical benefits	356	276	356	276
Total salary and remuneration	45,890	44,445	45,890	44,445

Social security contributions by law and agreement	12,076	11,677	12,076	11,677
Special employer’s contribution, pension expenses	819	717	819	717
Total salaries, remuneration and social security	58,785	56,840	58,785	56,840

BENEFITS FOR SENIOR EXECUTIVES

Board of Directors and Board committees

Remuneration of the Chairman of the Board of Directors and Board members is decided by the Annual General Meeting. There is no remuneration for participation in the Nomination Committee.

Board fees for Joel Citron are invoiced through wholly-owned Miankoma Partners, Hans Liljeblad is invoiced through wholly-owned Advokatfirman Liljeblad & Co KB and Lars Bergkvist is invoiced through wholly-owned Axli AB in accordance with the decision of the Annual General Meeting and by special agreement with Oasmia Pharmaceutical AB.

Except for what is described in Transactions with key people in senior positions in Note 26, no other remuneration such as salary, pension premiums or other benefits has been paid.

The Executive Chairman of the Board is entitled to pension insurance pursuant to an agreement whereby the company shall pay an amount corresponding to 25 percent of the pensionable annual salary to any chosen pension insurance company. The Executive Chairman of the Board is also entitled to individual health insurance.

CEO

Remuneration of the CEO consists of a fixed salary. The remuneration is reviewed annually on April 1. According to the CEO's agreement regarding pension insurance, the company shall pay an annual amount corresponding to the ITP scale. The CEO is also entitled to individual health insurance. If notice of termination is given by the employer, a 12-month term of notice applies. If notice of termination is given by the CEO, the term of notice is 3 months.

Terms of employment for other senior executives

Remuneration to other senior executives consists of a fixed salary. Salaries are reviewed annually on April 1. According to the agreement for other senior executives regarding pension insurance, the company shall pay an annual amount corresponding to the ITP scale. Other senior executives are also entitled to individual health insurance.

Remuneration to Board and senior executives

Common to Group and Parent Company.

	MAY 1, 2016 – APR 30, 2017
TSEK	BASE SALARY/ BOARD FEES	SOCIAL SECURITYINCL. SPECIAL EMPLOYER’S CONTRIBUTION	PENSION/ SICKNESS BENEFITS	VARIABLE REMUNERATION
Chairman of the Board Anders Lönner1)	-	-	-	-
Chairman of the Board /Vice Chairman of the Board Julian Aleksov2)	1,698	644	449	23
Board member, Bo Cederstrand	150	25	-	-
Board member, Horst Domdey3)	96	30	-	-
Board member, Alexander Kotsinas	89	28	-	-
Board member, Hans Sundin3)	537	88	-	16
Board member, Hans Liljeblad4)	63	19	-	-
Board member, Lars Bergkvist	150	47	-	-
CEO Mikael Asp	1,366	479	230	-
Other senior executives (2 people at end of year, 2 people on average during financial year)5)	3,127	1,134	621	13
Total	7,275	2,495	1,300	51

1)	Took up position in November 2016 and resigned in February 2017.
2)	Elected Chairman of the Board in May 2015 and switched to Vice Chairman during the period November 2016 through February 2017. Julian Aleksov is the Executive Chairman and receives a salary.
3)	Resigned in November 2016.
4)	Resigned in September 2016.
5)	In November 2016 management was increased by one person. One senior executive resigned in March 2017.

52	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

CONT. NOTE 10 EMPLOYEES AND REMUNERATION

	MAY 1, 2015 – APR 30, 2016
TSEK	BASE SALARY/ BOARD FEES	SOCIAL SECURITYINCL. SPECIAL EMPLOYER’S CONTRIBUTION	PENSION/ SICKNESS BENEFITS	VARIABLE REMUNERATION
Chairman of the Board Joel Citron1)	26	-	-	-
Chairman of the Board Julian Aleksov2)	1,635	582	422	35
Board member, Bo Cederstrand	150	20	-	-
Board member, Horst Domdey	150	47	-	-
Board member, Alexander Kotsinas3)	-	-	-	-
Board member, Hans Sundin	883	99	-	-
Board member, Hans Liljeblad4)	200	62	-	-
Board member, Lars Bergkvist4)	125	39	-	-
CEO Mikael Asp5)	1,299	470	55	1
Other senior executives (2 people at end of year, 5 people on average during financial year)6)	4,792	1,544	615	79
Total	9,260	2,863	1,092	115

1)	Resigned in May 2015.
2)	Elected Chairman of the Board in May 2015. Julian Aleksov is the Executive Chairman of the Board and is paid a salary.
3)	Alexander Kotsinas has declined a Board fee.
4)	Elected as Board member in May 2015.
5)	Appointed new CEO in May 2015.
6)	In February 2016 management was increased by one person. Four senior executives resigned in February and March 2016.

Gender distribution on the Board and in management

	APR 30, 2017		APR 30, 2016
	NUMBER ON		NUMBER ON
	CLOSING DAY	NUMBER OF MEN	CLOSING DAY	NUMBER OF MEN
Group (incl subsidiaries)
Board members*	12	12	13	13
CEO and other senior executives	3	3	4	4

Parent Company
Board members	4	4	7	7
CEO and other senior executives*	3	3	3	3

*) The comparative figure has been adjusted compared to last year’s Annual Report. The statement of gender distribution among Board members in the Group as per April 30, 2016 has been adjusted from 7 on the balance sheet date (of which 7 men) to 13 on the balance sheet date (of which 13 men). This adjustment has been made to show all Board seats as per April 30, 2016. In the event that the same person is present in the Boards of several companies included in the Group, the person is now counted as a member of the Board of each company, which was not the case in the previous year’s annual report. In addition, the statement of gender distribution in the Parent Company among CEO:s and other senior executives as per April 30, 2016 has been adjusted from 4 on the balance sheet date (of which 4 men) to 3 on the balance sheet date (of which 3 men).

Health care and medical care

Oasmia offers its employees free medical care up to the cost ceiling and free medicines up to the cost ceiling. Oasmia has also signed an agreement with a provider of occupational health services.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	53

NOTES

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of vehicles, inventory and production equipment, leasehold improvements, and construction in progress and advance payments for machinery and equipment.

	Group and Parent Company MAY 1, 2016 – APR 30, 2017
				CONSTRUCTION
				IN PROGRESS
				AND ADVANCE
		INVENTORIES		PAYMENTS FOR
		AND PRODUCTION	LEASE HOLD	MACHINERY AND
TSEK	VEHICLES	EQUIPMENT	IMPROVEMENTS	EQUIPMENT	TOTAL
Opening acquisition cost	0	43,500	8,378	100	51,977
Investments for the year	225	184	60	46	515
Reclassifications	-	-	-	-	0
Sales/disposals	-	-	-	-	0
Closing accumulated acquisition cost	225	43,684	8,437	146	52,492

Opening depreciation	0	-27,898	-2,907	0	-30,805
Depreciation for the year	-75	-2,814	-430	-	-3,319
Sales/disposals	-	-	-	-	0
Closing accumulated depreciation	-75	-30,712	-3,337	0	-34,124

Closing carrying amount	150	12,972	5,100	146	18,368

	Group and Parent Company MAY 1, 2015 – APR 30, 2016
				CONSTRUCTION
				IN PROGRESS
				AND ADVANCE
		INVENTORIES		PAYMENTS FOR
		AND PRODUCTION	LEASEHOLD	MACHINERY AND
TSEK	VEHICLES	EQUIPMENT	IMPROVEMENTS	EQUIPMENT	TOTAL
Opening acquisition cost	148	40,557	8,205	1,241	50,151
Investments for the year	-	1,802	172	-	1,974
Reclassifications	-	1,141	-	-1,141	0
Sales/disposals	-148	-	-	-	-148
Closing accumulated acquisition cost	0	43,500	8,378	100	51,977

Opening depreciation	-148	-24,667	-2,484	0	-27,299
Depreciation for the year	-	-3,231	-423	-	-3,654
Sales/disposals	148	-	-	-	148
Closing accumulated depreciation	0	-27,898	-2,907	0	-30,805

Closing carrying amount	0	15,602	5,471	100	21,172

54	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTE 12 OTHER INTANGIBLE ASSETS

Other intangible assets consist of the costs of patents and of acquired research projects.

	GROUP AND PARENT COMPANY			GROUP AND PARENT COMPANY
	MAY 1, 2016 – APR 30, 2017			MAY 1, 2015 – APR 30, 2016
		RESEARCH			RESEARCH
TSEKS	PATENT	PROJECTS	TOTAL	PATENT	PROJECTS	TOTAL
Opening acquisition cost	23,615	0	23,615	22,382	0	22,382
Purchases for the year	423	25,000	25,423	1,233		1,233
Divestments	0		0			0
Disposals	-	-	0	-	-	0
Closing accumulated acquisition cost	24,038	25,000	49,038	23,615	0	23,615

Opening accumulated amortization	-11,679	0	-11,679	-10,529	0	-10,529
Amortization for the year	-1,188		-1,188	-1,150		-1,150
Disposals
Closing accumulated amortization	-12,867	0	-12,867	-11,679	0	-11,679

Closing carrying amount	11,171	25,000	36,171	11,936	0	11,936

NOTE 13 CURRENCY DIFFERENCES – NET

Currency differences are recognized in the income statement as follows:

	GROUP		PARENT COMPANY
	May 1,	May 1,	May 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Other operating income	202	2	202	2
Other external expenses	-1,591	478	-1,591	478
Financial items - net	-44	-480	-44	-480
Total	-1,433	0	-1,433	0

NOTE 14 OPERATING INCOME

Operating income for the financial year May 1, 2016 – April 30, 2017 was TSEK -140,481 (-132,691). Of the Group's recognized operating expenses of TSEK 146,691 (165,273), TSEK 7,898 TSEK (16,727) was recognized as capitalized development costs.

NOTE 15 FINANCIAL INCOME AND EXPENSES

		GROUP		PARENT COMPANY
		May 1,	May 1,	May 1,	MAY 1,
		2016	2015	2016	2015
		- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	CATEGO	2017	2016	2017	2016
Financial income
Bank accounts	Loans receivable and accounts receivable	4	726	4	726
Short-term investments	Financial assets valued at fair value	30	-	30	-
Other	-	51	60	51	60
Total financial income		85	786	85	786

Interest expenses
Liabilities to credit institutions	Financial liabilities valued at amortized cost	-194	-365	-194	-365
Convertible loans	Financial liabilities valued at amortized cost	-6,728	-115	-6,728	-115
Other borrowings	Financial liabilities valued at amortized cost	-6,549	-7,616	-6,549	-7,616
Accounts payable	Financial liabilities valued at amortized cost	-6	-134	-6	-134
Other	-	-13	-4	-13	-3
		-13,490	-8,234	-13,490	-8,233

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	55

NOTES

CONT. NOTE 15 FINANCIAL INCOME AND EXPENSES

Other financial expenses and exchange rate differences
Short-term investments	Financial assets valued at fair value	-	-49	-	-49
Bank accounts	Loans receivable and accounts receivable	-10	-1,216	-10	-1,265
Convertible loans	Financial liabilities valued at amortized cost	-6,259	-86	-6,259	-86
Other	-	-88	-49	-88	-
		-6,357	-1,400	-6,357	-1,400
Total financial expenses		-19,847	-9,634	-19,847	-9,633

NOTE 16 INCOME TAXES

The Parent Company and two subsidiaries have their fiscal domicile in Sweden, where the tax rate for the 2016/17 financial year is 22% (22%). In addition, one subsidiary has its fiscal domicile in the USA and one in Hong Kong.

The income tax on Group earnings before tax is shown in the table below:

	GROUP		PARENT COMPANY
	May 1,	May 1,	May 1,	MAY 1,
	2016	2015	2016	2015
	- APR 30,	- APR 30,	- APR 30,	- APR 30,
TSEK	2017	2016	2017	2016
Income before taxes	-160,243	-141,539	-160,073	-141,673
Issue expenses not included in earnings	-3,605	-14,706	-3,605	-14,706
Non-taxable revenues	-1	0	-1	0
Non-deductible expenses	6,087	607	6,087	607
Impairment of holdings in subsidiaries	-	-	66	1,148
Taxable income	-157,762	-155,638	-157,526	-154,624
Income tax according to current tax rates in Sweden	34,708	34,240	34,656	34,017
Taxable deficits for which no deferred tax asset is recognized	-34,708	-34,240	-34,656	-34,017
Tax expense	0	0	0	0

At April 30, 2017 the Group had accumulated loss carry-forward from previous years and from the financial year amounting to TSEK 878,339 (720,576) and the Parent Company had such loss carry-forward of TSEK 867,935 (710,408). There are at present no sufficiently convincing reasons to assume that the loss carry-forward will be able to be utilized against future profits, and thus no deferred tax asset has been recognized in the balance sheet.

NOTE 17 EARNINGS PER SHARE

Earnings per share are calculated by dividing earnings attributable to Parent Company shareholders by a weighted number of common shares outstanding during the period.

	GROUP
	MAY 1, 2016	MAY 1, 2015
	- APR 30, 2017	- APR 30, 2016
Earnings attributable to Parent Company shareholders (TSEK)	-160,243	-141,539
Weighted average number of common shares outstanding (thousands)	112,994	101,753
Earnings per share (SEK per share)	-1.42	-1.39

The following instruments outstanding did not give rise to any dilution effect at April 30, 2017, but may do so in the future:

Löner och ersättningar

	NUMBER	TOTAL POSSIBLE NUMBER OF SHARES
Warrants that can be converted to three shares	1,280,750	3,842,250
Warrants that can be converted to one share	140,352	140,352
Convertible instruments	68	6,750,000
Total possible number of shares		10,732,602

56	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Financial risks

Oasmia’s business, like all business activities, is subjected to a large number of risks. In general these may be divided into such risks that directly affect the Group’s financial situation (financial risks) and such risks that only affect the financial situation indirectly (operational risks). What operational risks Oasmia is subjected to and how these are managed is described in the Administration Report.

Financial risks can be divided up into such risks that affect the Group’s financial instruments and other financial risks. The latter affect other assets and liabilities and equity.

The financial risks that Oasmia’s financial instruments are to varying extents subjected to are primarily:

•	Credit risk, meaning the risk that a debtor does not pay its liability to Oasmia.

•	Liquidity risk, meaning the risk that Oasmia does not have sufficient funds to pay a liability when it falls due for payment or that a lack of liquidity significantly limits Oasmia in its business operations.

•	Market risk, meaning the risk that values that are dependent on the development of the financial markets affect the value of Oasmia’s financial instruments negatively.

The market risks that affect Oasmia’s financial instruments are primarily:

– Market price risk: the market price of the fixed income funds that Oasmia invests surplus liquidity in. There is no such risk as of April 30, 2017.

– Currency risk: exchange rates for the currencies that Oasmia’s financial instruments are denominated in.

– Interest-rate risk: Stockholm Interbank Offered Rate (Stibor), which the interest on Oasmia’s bank loans is tied to. There is no such risk as of April 30, 2017.

The following sensitivity analysis shows the effect in TSEK if each parameter were to change by 1 percent, and, in the case of the interest-rate risk, if the percentage level were to change by 1 percent:

		MARKET PRICE RISK		CURRENCY RISK		INTEREST-RATE RISK
FINANCIAL INSTRUMENT	PARAMETER	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Short-term investments	Market price +/- 1 percent	-	200	-	-	-	-
Financial liabilities	Interest rate +/- 1 percentage point	-	-	-	-	-	30
Accounts payable and other current liabilities	Currency rate +/- 1 percent	-	-	170	250	-	-

These risks, how they are managed and what financial instruments are affected by them are discussed further below in the sections “Financial risk management” and “Financial instruments”.

Two main Other financial risks for Oasmia can be identified at present:

•	Financing risk: Oasmia does not yet find itself in a commercialization stage, which means that revenues and cash flows generated from sales are not yet sufficient to cover the Group’s capital and liquidity requirements. The financing risk therefore entails the risk that Oasmia cannot manage to find existing and new owners who are willing to contribute equity and creditors who are prepared to give loans to a sufficient extent until the company’s own sales have reached a sufficient size.

•	Impairment risk: As is described in Note 3 “Significant estimates and assumptions for accounting purposes” the value of “Capitalized development costs” has been tested in a comprehensive impairment test. This test is based on a number of assumptions concerning the time for regulatory market approval and the future development of above all market size, market penetration, demand and price structure in different markets. There is a risk that these parameters later develop in a negative way that could not be foreseen when the testing was performed and that an impairment requirement thereby then arises for all or parts of the intangible assets. Bearing in mind that in the Statement of Financial Position at April 30, 2017 these constitute 80% (80) of the total assets, such impairment may have considerable consequences for the Group’s financial position.

Financial risk management

The Group financial policy determined by the Board regulates how management should identify financial risks and, when possible and necessary, take measures to limit risk.

Risk consists of two components:

•	The risk that a negative events occurs

•	The risk that there are great consequences if a negative event were to occur

A correct assessment of risk, and thus a decision on appropriate risk management measures, is based on a true assessment of both these components. Obviously there can be situations where it is not profitable to actively take measures to prevent a negative event even if there is a risk that it may occur, if at the same time the consequences of such a negative event are small. In such a case it is probably best to accept the risk.

In other cases, where the consequences of a negative event may be more extensive, risk management can consist of taking certain measures to try to minimize both components. Depending on the nature of the risk, these measures can be directed more at one or the other of them. In certain cases, above all where market risk is concerned, the individual company can often not influence the risk parameters at all. In those cases risk management is directed entirely at reducing the consequences of negative events.

Credit and liquidity risks are mainly largely governed by events that can be managed through active preventive work.

The dominant financial risks for Oasmia are financing and consequently liquidity risks, as described above. This means that most of the financial risk management work is directed at these two risks. In practice, this means that company management is constantly working on finding and developing different financing opportunities, through both creditors and owners.

Capital management

The company is still in a development phase and does not yet generate any profits or positive cash flow, which means that the company's capital management is entirely focused on external capital acquisition. For the same reasons, no dividend policy has yet been formulated.

The overall objective of the company's capital management is to support operations with capital and liquidity until profitability and positive cash flow have been achieved. This is done through issues of new shares and convertible loans, supplemented by external loans. This capital management and this goal have not changed since the previous year and there are no external capital requirements that must be observed.

Financial instruments

Oasmia’s financial instruments can be divided into the following categories:

•	Financial assets valued at fair value

•	Loans receivable and accounts receivable

•	Financial liabilities valued at amortized cost

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	57

NOTES

CONT. NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Financial instruments by category

GROUP, April 30, 2017

TSEK	FINANCIAL ASSETS VALUED AT FAIR VALUE	LOANS RECEIVABLE AND ACCOUNTS RECEIVABLE	FINANCIAL LIABILITIES VALUED AT AMORTIZED COST	TOTAL
Financial assets
Accounts receivable	-	35	-	35
Other current receivables	-	14	-	14
Short-term investments	-	-	-	0
Cash and cash equivalents	-	28,001	-	28,001
Total financial assets	0	28,050	0	28,050

Financial liabilities
Liabilities to credit institutions	-	-	-	-
Convertible loans			66,307	66,307
Other borrowings	-	-	102,419	102,419
Accounts payable	-	-	20,837	20,837
Other current liabilities	-	-	197	197
Accrued expenses	-	-	15,823	15,823
Total financial liabilities	0	0	205,583	205,583

GROUP, April 30, 2016

TSEK	FINANCIAL ASSETS VALUED AT FAIR VALUE	LOANS RECEIVABLE AND ACCOUNTS RECEIVABLE	FINANCIAL LIABILITIES VALUED AT AMORTIZED COST	TOTAL
Financial assets
Accounts receivable	-	4,903	-	4,903
Other current receivables	-	24	-	24
Short-term investments	20,006		-	20,006
Cash and cash equivalents	-	26,208	-	26,208
Total financial assets	20,006	31,135	0	51,141

Financial liabilities
Liabilities to credit institutions	-	-	20,000	20,000
Convertible loan			25,549	25,549
Borrowings	-	-	94,395	94,395
Accounts payable	-	-	27,236	27,236
Accrued expenses	-	-	11,693	11,693
Total financial liabilities	0	0	178,873	178,873

58	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

CONT. NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Financial assets valued at fair value

As of April 30, 2016 these consisted of fixed income funds to the tune of TSEK 20,006 that invest in safe fixed income securities and other fixed income instruments. These were divested, however, during the year.

The fair value of financial instruments can be calculated according to different valuation techniques, which in turn are based on different inputs. These inputs can be observed to varying degrees. Calculated fair values are divided into three different levels, primarily depending on how observable these inputs are.

Level 1: Quoted market prices in active markets for identical assets or liabilities constitutes the fair value of financial instruments on level 1.

Level 2: The input to fair value calculations on level 2 consist of other directly or indirectly observable input than market prices.

Level 3: In calculations of fair value on level 3, inputs are not observable, but based, for example, on reasonable estimates.

The fixed income funds as per April 30, 2016 were valued at level 1.

Loans receivable and accounts receivable

•	Cash and cash equivalents to the tune of TSEK 28,001 (26,208) consist of bank balances of TSEK 27,975 (26,054) in Swedish commercial banks and of bank balances of TSEK 26 (155) in foreign commercial banks. Of cash and cash equivalents, TSEK 47 (195) is balances in foreign currency. These have been translated using the Swedish Riksbank’s end-of-month quotation at closing day. That part of the liquid assets which are in other currencies than SEK has an underlying currency risk, which means that there is a risk that the exchange rates for these currencies develop negatively. As the absolute values are small, it is assessed that this risk is negligible.

•	Accounts receivable of TSEK 35 (4,903).

•	Other current receivables of TSEK 14 (24).

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Accounts receivable	35	4,903	35	4,903
Other current receivables	14	24	14	24
Total	49	4,927	49	4,927

Accounts receivable

Accounts receivable divided up by currency:

	APR 30, 2017		APR 30, 2016
Currency	Value in currency	Recognized in SEK	Value in currency	Recognized in SEK
EUR	-	-	531	4,863
USD	-	-	1	5
SEK	35	35	35	35
Total		35		4,903

Age of accounts receivable relative to due date:

	APR 30, 2017	APR 30, 2016
Not yet due	35	35
Past due date:
1-30 days	-	-
31-60 days	-	4,868
Total	35	4,903

Accounts receivable are recognized at the value at which they are estimated they will be received. Accounts receivable in foreign currency are translated at the closing day exchange rate.

Accounts receivable include a credit risk and in principle a currency risk as well. However, at April 30, 2017, all accounts receivable were denominated in SEK, and thus there is no currency risk this year. No provisions have been made for bad debt losses as the amounts due are expected to be received shortly.

A bad debt loss of TSEK 5 066 (0) was recognized during the year. This comprises the account receivable exchange-rate adjusted up until the time of recognition which as of April 30, 2016 was due for payment in the category 31-60 days past due date.

Of Other current receivables, TSEK 14 (24), TSEK 0 (24) was overdue at closing day. TSEK 0 (24) is denominated in foreign currency.

These financial instruments are reported at amortized cost, which in this case means the value which it is estimated will be received. This value equals the fair value of these financial instruments. They include a credit risk, but no currency risk, as of April 30, 2017.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	59

NOTES

CONT. NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Financial liabilities valued at amortized cost

•	Borrowings to the tune of TSEK 102,419 (94,395) comprise a loan from Nexttobe AB, who previously were Oasmia’s second largest shareholder. The fair value of the loan amounts to TSEK 100,616 (93,510). This has been calculated as the discounted present value of the loan’s future cash flow. In addition, a discount rate of 10 percent has been used, which is an assumed market interest rate for corresponding loans. This means a value according to level 3, as described above.

The loan carries interest of 3.5%, which is to be paid when the loan matures on September 30, 2017. During the year interest expenses for this loan amounting to TSEK 6,549 (7,616) were reported in the income statement as financial expenses. As the interest rate is fixed up until maturity, there is no interest-rate risk, but there is a liquidity risk.

In addition to this loan, Oasmia also has a loan commitment of TSEK 40,000 (40,000) from the largest shareholder, Alceco International S.A. None of this loan commitment has been made use of.

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Lån	102 419	94 395	102 419	94 395
Summa	102 419	94 395	102 419	94 395

•	Convertible loans, TSEK 66,307 (25,549), comprise 2 convertible loans, as follows:

DESIGNATION	NUMBER	AMOUNT PER CONVERTIBLE, TSEK	TOTAL LOAN AMOUNT, TSEK	RECOGNIZED, TSEK	INTEREST	FALLS DUE	CONVERSION PRICE, SEK/ SHARE	NUMBER OF NEW SHARES UPON FULL CONVERSION
2016:2	42	1,000	42,000	41,475	8.5%	Jun 9, 2017	12.00	3,500,000
2017:2	26	1,000	26,000	24,832	8.5%	Apr 18, 2018	8.00	3,250,000
Total	68		68,000	66,307				6,750,000

The fair value of the loan amounts to TSEK 65,253 (25,549. This has been calculated as the discounted present value of the loan’s future cash flow. In addition, a discount rate of 10 percent has been used, which is an assumed market interest rate for corresponding loans. This means a value according to level 3, as described above.

In addition to these open convertible loans at April 30, 2017, there have been two further convertible loans during the year:

DESIGNATION	DUE DATE	TOTAL LOAN AMOUNT, TSEK
2016:1	Apr 14, 2017	28,000	This loan was repaid in cash, TSEK 2,000, and the remaining TSEK 26,000 was replaced by 2017:2, see above.
2017:1	Apr 25, 2017	42,000	This loan was issued in March 2017 and was converted to 7,058,856 new shares on April 25, 2017.
Total		70,000

Compared to a bond loan, a convertible loan includes not only an entitlement to receive interest but also the opportunity to receive a certain number of shares instead of repayment of the loan. This additional advantage means that the rate of interest of the convertible loan is lower than the market interest rate for a corresponding bond loan. The fair value of the benefit to Oasmia due to this lower rate of interest is booked, after deductions for issue expenses, directly against equity. The pure loan part of the convertible instruments, that is to say excluding the above-mentioned equity part, is recognized, with deductions for issue expenses, at its fair value as a liability in the balance sheet when it is first booked. Interest expenses are subsequently calculated in accordance with the effective interest method and are charged to the income statement.

As the interest rate up until maturity is pursuant to a written agreement, there is a liquidity risk but no interest-rate risk.

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Convertible loans	66,307	25,549	66,307	25,549
Total	66,307	25,549	66,307	25,549

•	Liabilities to credit institutions, TSEK 0 (20,000).

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Bank loan	-	20,000	-	20,000
Total	0	20,000	0	20,000

Oasmia has a granted but unutilized overdraft facility amounting to TSEK 5,000 (5,000). A chattel mortgage has been taken out with the bank as collateral for this overdraft facility. See Note 24 “Contingent liabilities and pledged assets”.

•	Accounts payable to the tune of TSEK 20,837 (27,236), Accrued expenses TSEK 15,823 (11,693) and Other current liabilities TSEK 197, in total TSEK 36,857 (38,929), comprise small liabilities to a large number of suppliers and accrued interest for the above-mentioned loan. Amortized cost equals fair value. Of these amounts, TSEK 17,016 (23,026) is liabilities in a currency other than SEK. These involve a currency risk. In addition to this currency risk, there is also a liquidity risk attached to these liabilities.

60	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

CONT. NOTE 18 FINANCIAL INSTRUMENTS AND FINANCIAL RISKS

Remaining maturity of financial liabilities

The Group as per April 30, 2017

	< 3 MONTHS	3 - 6 MONTHS	6 - 12 MONTHS	MORE THAN 1 YEAR
Convertible loans including interest	45,580	-	28,210	-
Other borrowings including interest	-	105,107	-	-
Accounts payable	20,837	-	-	-
Other current liabilities	49	49	99	-
Accrued expenses	11,392	-	-	-
Total	77,858	105,157	28,309	0

The Group as per April 30, 2016

	< 3 MONTHS	3 - 6 MONTHS	6 - 12 MONTHS	MORE THAN 1 YEAR
Liabilities to credit institutions including interest	70	20,070
Convertible loans			30,380
Borrowings			102,462
Accounts payable	27,236
Accrued expenses	8,839
Total	36,145	20,070	132,842	0

NOTE 19 PREPAID EXPENSES AND ACCRUED INCOME

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Prepaid clinical studies	3,643	-	3,643	-
Prepaid rent	1,030	1,036	1,030	1,036
Prepaid insurance premiums	553	578	553	578
Other prepaid expenses	1,782	1,271	1,782	1,262
Total	7,008	2,885	7,008	2,876

NOTE 20 OTHER CURRENT RECEIVABLES

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
VAT receivable	1,295	1,897	1,295	1,897
Other current receivables	95	32	93	30
Total	1,390	1,929	1,388	1,927

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	61

NOTES

NOTE 21 SHARE CAPITAL

Specifications of changes in equity are presented in this report for the Group immediately after the statement of financial position and for the Parent Company immediately after the balance sheet. The total number of shares as of April 30, 2017 was 126,098,166 type A (107,209,310 as of April 30, 2016) with a quota value of SEK 0.10 per share. All issued shares have been fully paid for. The development of the number of shares since May 1, 2015 is shown below.

	NUMBER OF SHARES	SHARE CAPITAL, SEK
Opening balance, May 1, 2015	97,858,144	9,785,814
2015 New share issue	7,684,500	768,450
2016 Private placement*	1,666,666	166,667
Closing balance, Apr 30, 2016	107,209,310	10,720,931
2016 Private placement*	8,750 000	875,000
2016 Offset issue**	3,080 000	308,000
2017 Conversion of convertible loan ***	7,058 856	705,886
Closing balance, Apr 30, 2017	126,098 166	12,609,817

* Private placement to a limited number of investors.

** Offset of liability deriving from acquisition of intangible assets.

*** The share capital from conversion of the convertible loan had still not been registered at the Swedish Companies Registration Office as of April 30, 2017. It is therefore recorded in the balance sheet on a separate row, "Non-registered share capital".

NOTE 22 OTHER CURRENT LIABILITIES

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Cash payments for warrants that proved to be invalid, see also note 24.	3,053	-	-	-
Employee withholding tax/social security contributions	2,106	2,068	2,106	2,068
Other	197	-	197	-
Total	5,356	2,068	2,303	2,068

NOTE 23 ACCRUED EXPENSES AND DEFERRED INCOME

	GROUP		PARENT COMPANY
TSEK	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Accrued personnel costs	10,471	8,585	10,471	8,585
Accrued costs for clinical trials	7,747	5,030	7,747	5,030
Accrued interest expenses	4,431	2,890	4,431	2,890
Other accrued expenses	2,683	2,856	2,679	2,856
Deferred income	962	917	962	917
Total	26,294	20,278	26,290	20,278

NOTE 24 CONTINGENT LIABILITIES AND PLEDGED ASSETS

Contingent liabilities

During the year a number of warrants were issued within the framework of a warrants programme directed at the Board and management. However, these warrants proved to be invalid due to a procedural error and they have been withdrawn and cancelled. This may result in costs for the company. Nevertheless, it is not possible to estimate with any degree of certainty the size of these costs, the time when they may arise or the likelihood that they will in fact arise.

The Parent Company has given a guarantee to a former employee regarding any costs deriving from employment at Oasmia that might possibly affect this former employee at a later date.

Oasmia has received a claim from one of its suppliers that the company has disputed in its entirety. It is difficult to evaluate a likely result or an estimate of potential cost due to the claim. The best assessment of the Board and management is that the company could incur a cost of approximately MSEK 10 in the event of a negative outcome of a potential dispute.

Pledged assets

The Parent Company has taken out a chattel mortgage of TSEK 8,000 (8,000) with a bank as collateral for an overdraft facility of TSEK 5,000 (5,000) and as the limit for a foreign currency derivative of TSEK 3,000 (3,000.

62	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTE 25 CASH FLOW ANALYSIS

Adjustments for non-cash items

		GROUP		PARENT COMPANY
TSEK	NOTE	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Depreciation, amortization and impairment: non-current assets	11,12	4,508	4,804	4,508	4,804
Impairment of inventories	7	5,736		5,736
Bad debt loss	18	5,066		5,066
Total		15,310	4,804	15,310	4,804

Inflow from convertible loans

		GROUP		PARENT COMPANY
TSEK	NOTE	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
Convertible loan 2016:1	18	-	28,000	-	28,000
Convertible loan 2016:2	18	42,000	-	42,000	-
Convertible loan 2017:1	18	42,000	-	42,000	-
Total		84,000	28,000	84,000	28,000

Inflow from new share issues

			GROUP		PARENT COMPANY
TSEK	NUMBER OF SHARES	NOTE	APR 30, 2017	APR 30, 2016	APR 30, 2017	APR 30, 2016
New share issue in October and November 2015	7,684,500	21	-	88,696	-	88,696
Private placement in April 2016	1,666,666	21	-	17,500	-	17,500
Private placement in October 2016	8,750,000	21	70,000	-	70,000	-
Total			70,000	106,196	70,000	106,196

NOTE 26 TRANSACTIONS WITH RELATED PARTIES

Group companies

The Group consists of the Parent Company Oasmia Pharmaceutical AB, the Swedish subsidiaries Qdoxx Pharma AB and Oasmia Incentive AB (formerly Oasmia Animal Health AB), Oasmia Pharmaceutical, Inc. in the US and Oasmia Pharmaceutical Asia Pacific, Ltd based in Hong Kong. The subsidiaries are 100% owned and thus under the control of the Parent Company. For further information on the Group, please refer to Note 27 Holdings in Group companies.

Intra-Group transactions

There has been no sale of goods between the Parent Company and the subsidiaries during the year.

The following table shows the transactions during the year between the Parent Company and the Swedish subsidiaries and the opening and closing liabilities:

	QDOXX PHARMA		OASMIA INCENTIVE
TSEK	2016/17	2015/16	2016/17	2015/16
Parent Company’s opening liabilities	99	116	204	208
Transactions during the year	-37	-17	1,397	-4
Parent Company’s closing liabilities	62	99	1,601	204

There were no transactions between the Parent Company and Oasmia Pharmaceutical, Inc. during the year. The Parent Company paid TSEK 65 during the year as a capital contribution to Oasmia Pharmaceutical Asian Pacific, Ltd. There were no dealings between the Parent Company and any of the foreign subsidiaries at closing day.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	63

NOTES

CONT. NOTE 26 TRANSACTIONS WITH RELATED PARTIES

Group contributions from Oasmia Pharmaceutical AB to the subsidiaries

No Group contributions were paid during the 2016/17 financial year. No Group contributions were made during the previous year either.

Transactions with key people in senior positions

For salaries and remuneration to the Board and senior executives, please refer to Note 10.

During the year warrants were issued for the Board and senior executives in the amount of TSEK 3,330. However, these warrants proved to be invalid due to a procedural error. Of the amount paid in, TSEK 278 has been repaid and the remaining TSEK 3,052 is recognized at April 30, 2017 as a liability to Board members and senior executives.

There were no other transactions with key persons.

Financial loan transactions with related parties

On April 30, 2017 there was a credit facility of TSEK 40,000 (40,000) available to Oasmia from Alceco International S.A., the company’s largest shareholder. If the facility is utilized the interest rate is 5%. This credit facility was completely unused at April 30, 2017, as was the case at April 30, 2016. Oasmia had a loan of TSEK 94,395 from Nexttobe AB up until December 30, 2016. This loan including accrued interest of TSEK 8,024 was then replaced by a new loan of TSEK 102,419 (94,395), which carries interest of 3.5 percent and falls due for payment on September 30, 2017. The loan is recognized at amortized cost and its fair value based on an estimated market interest rate of 10 percent amounts to TSEK 100,616.

Nexttobe AB was Oasmia’s second largest shareholder up until October 31, 2016, with a shareholding of 18.3 percent. However, this shareholding was divested as of November 1, 2016, which means that the relationship with Nexttobe is no longer a related party relationship.

Other transactions with related parties

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia recharged Oasmia for administrative expenses for these patents during the year. These invoices amounted to TSEK 1,371 (2,233). At closing day Oasmia had unpaid invoices from Ardenia amounting to TSEK 721 (0).

NOTE 27 HOLDINGS IN GROUP COMPANIES

PARENT COMPANY	REG. NO.	DOMICILE	OWNER- SHIP %	VOTES %	BOOK VALUE APR 30, 2017	BOOK VALUE APR 30, 2016
Qdoxx Pharma AB	556609-0154	Uppsala	100	100	100	100
Oasmia Incentive AB (formerly Animal Health AB)	556519-8818	Uppsala	100	100	10	10
Oasmia Pharmaceutical, Inc.	E0300362015-6	Nevada, USA	100	100	0	0
Oasmia Pharmaceutical Asia Pacific, Ltd	2383363	Hong Kong	100	100	0	0
Total					110	110

	PARENT COMPANY
	MAY 1, 2016	MAY 1, 2015
TSEK	- APR 30, 2017	- APR 30, 2016
Opening acquisition cost	11,002	9,854
Investments during the year	65	1,148
Group contributions provided
Closing accumulated acquisition cost	11,067	11,002
Opening impairment	-10,892	-9,744
Impairment for the year	-65	-1,148
Closing accumulated impairment	-10,957	-10,892
Closing carrying amount	110	110

Impairment for the year, TSEK -65 (-1,148), is recognized in the Parent Company income statement under the item Income from holdings in Group companies.

64	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

NOTES

NOTE 28 ALLOCATION OF NON-RESTRICTED EQUITY

The following non-restricted equity is available for distribution by the Annual General Meeting:

SEK	APR 30, 2017	APR 30, 2016
Share premium reserve	1,074,619,456	941,960,675
Retained earnings	-639,377,516	-489,921,393
Income for the year	-160,072,959	-141,673,259
Total	275,168,981	310,366,023

The Board proposes that the 2017 Annual General Meeting adopts a resolution that the above amount available of SEK 275,168,981 (310,366,023) be carried forward.

NOTE 29 EVENTS AFTER CLOSING DAY

Oasmia Pharmaceutical transfers its veterinary assets

Oasmia’s Board has decided to transfer all the company’s veterinary assets, including Paccal Vet and Doxophos Vet, to its wholly-owned subsidiary in the US. The transaction is being carried out in order to give the company a stable financial foundation, which enables further development and commercialization on the American market.

Based on an independent valuation, performed by one of the four large global audit firms, it has been assessed that the market value of the company’s intellectual property rights regarding Oasmia’s cancer products for animals, Paccal Vet and Doxophos Vet, is in the range of MUSD 75 – 80. The company has appointed New York-based advisors to evaluate potential financial and strategic alternatives for the veterinary division, including private placements, separate listing of the American subsidiary and strategic collaboration within the veterinary field. These activities are being initiated immediately.

Extraordinary General Meeting on June 2, 2017

Oasmia held an Extraordinary General Meeting on June 2, 2017. A resolution was adopted to give authorization with regard to 40 million shares. Furthermore, previously adopted warrants programmes were cancelled and new programmes were adopted. The warrants programmes are for people in management and the independent part of the Board.

New share issue

On June 11, 2017 the Board of Directors resolved to carry out a new issue of shares of approximately MSEK 164 with preferential rights for Oasmia’s current shareholders.

The prospectus for this new share issue was published June 19, 2017.

Convertible loan replaced with new debt

The convertible loan of MSEK 42 (2016:2) that matured June 9, 2017 was replaced on the due date by non-negotiable promissory notes carrying the same amount as the convertibles.

New warrants

On June 21, 2017, the warrant programs decided at the Extraordinary General Meeting of June 2, 2017 were issued. This means that the Board and Management acquired 4 418 182 warrants. Oasmia Incentive still holds 2 331 818 warrants for the purpose of later being offered to new executives.

New distributor in Russia and the Commonwealth of Independent States (CIS)

In June 2017 Oasmia entered into a new exclusive marketing and distribution agreement with Hetero Group for Russia and the CIS.

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	65

NOTES

NOTE 30 KEY DEFINITIONS

In addition to the key figures that are immediately reflected in the financial statements, this annual report uses the following key ratios:

Earnings per share:	Income for the year attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, during the year.

Equity per share:	Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio:	Equity as a ratio of total assets.

Net liability:	Total borrowings (comprising the balance sheet items Liabilities to credit institutions, Convertible loans and Other borrowings) with deduction of cash and cash equivalents and short-term investments.

Debt/equity ratio:	Net liability as a ratio of equity.

Return on total assets:	Income before interest expenses as a percentage of the average balance sheet total.

Return on equity:	Income before taxes as a ratio of average equity.

The key definitions found above are generic definitions often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	MAY 1, 2016	MAY 1, 2015
	- APR 30, 2017	- APR 30, 2016
Earnings per share
Income for the year attributable to Parent Company shareholders, TSEK	-160,230	-141,558
Weighted average number of shares, before and after dilution, thousand	112,994	101,753
Earnings per share, SEK	-1.42	-1.39

Equity per share
Equity at the end of the period, TSEK	300,371	326,053
Number of shares at the end of the period, thousand	126,098	107,209
Equity per share, SEK	2.38	3.04

Equity/Assets ratio
Equity at the end of the period, TSEK	300,371	326,053
Total assets at the end of the period, TSEK	521,583	515,579
Equity/Assets ratio	58%	63%

Net liability, TSEK
Liabilities to credit institutions	0	20,000
Convertible loans	66,307	25,549
Other borrowings	102,419	94,395
Total borrowings	168,725	139,944

Short-term investments	0	20,006
Cash and cash equivalents	28,001	26,208
Total cash and cash equivalents and short-term investments	28,001	46,215
Net liability	140,724	93,730

Debt/equity ratio
Net liability, TSEK	140,724	93,730
Equity, TSEK	300,371	326,053
Debt/equity ratio	47%	29%

Return on equity
Income before taxes, TSEK	-160,243	-141,539

Total assets at the beginning of the period, TSEK	515,579	514,569
Total assets at the end of the period, TSEK	521,583	515,579
Average balance sheet total, TSEK	518,581	515,074
Return on equity	-31%	-27%

66	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

SIGNING OF THE ANNUAL

SIGNING OF THE ANNUAL REPORT

The Board of Directors and Chief Executive Officer hereby provide assurance that the consolidated accounts have been presented in accordance with international financial reporting standards, IFRS, as they have been adopted by the EU, and give a true and fair view of the financial position and results of the Group. The Annual Report is presented in accordance with generally accepted accounting principles and gives a true and fair view of the financial position and results of the Parent Company. The Administration Report for the Group and Parent Company gives a true and fair view of the development of the Group’s and the Parent Company’s activities, position and results, and describes significant risks and uncertainty factors to which the Parent Company and the companies that are part of the Group are subject.

The income statements and balance sheets will be presented for adoption by the Annual General Meeting on September 25, 2017.

Uppsala, July 7, 2017

JULIAN ALEKSOV Board member and Chairman	L ARS BERGKVIST Board member	BO CEDERSTR AND Board member

ALEX ANDER KOTSINAS Board member		MIK AEL ASP CEO

Our modified audit opinion was submitted on July 7, 2017

ERNST & YOUNG AB

FREDRIK NORRMAN

Authorized Public Accountant

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	67

AUDITOR’S REPORT

AUDITOR’S REPORT

TO THE GENERAL MEETING OF THE SHAREHOLDERS OF OASMIA PHARMACEUTICAL AB (PUBL), CORPORATE IDENTITY NUMBER 556332-6676

OASMIA PHARMACEUTICAL AB (PUBL)

REPORT ON THE ANNUAL ACCOUNTS AND CONSOLIDATED ACCOUNTS

Opinions

We have audited the annual accounts and consolidated accounts of Oasmia Pharmaceutical AB (publ) except for the corporate governance statement on pages 30-33 for the year 2016-05-01 – 2017-04-30. The annual accounts and consolidated accounts of the company are included on pages 21-66 in this document.

In our opinion, the annual accounts and consolidated accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of the parent company and the group as of April 30, 2017 and their financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act. Our opinions do not cover the corporate governance statement on pages 30-33. The statutory administration report is consistent with the other parts of the annual accounts and consolidated accounts.

We therefore recommend that the general meeting of shareholders adopts the income statement, the balance sheet for the parent and the consolidated statement of financial position for the group.

Basis for Opinions

We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the information in the administration report which describes that the company is dependent on capital contribution or other financing to be able to continue as going concern. If the company not obtains financing as the board of directors expect there is a significant risk for the company’s ability to continue as going concern.

Key Audit Matters

Key audit matters of the audit are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts and consolidated accounts of the current period. These matters were addressed in the context of our audit of, and in forming our opinion thereon, the annual accounts and consolidated accounts as a whole, but we do not provide a separate opinion on these matters.

Valuation of capitalized development costs

The company develops pharmaceuticals in human and veterinary oncology. The product development aims at producing new drugs that, compared with existing options, have improved properties, improved side effects profile, and wider uses. Product development is based on the company's own research and patents. The development of drugs takes many years to complete and is consuming a lot of time and resources from the company.

During the development phase of these drugs, expenses are activated if certain criteria are met. As of April 30, 2017, the company has around SEK 417 million in capitalized development costs in its balance sheet. The company conducts an impairment test annually, and at the time when impairment indicators have been identified, an impairment test is used to assess whether the recoverable amount of these assets exceeds the book value.

Impairment testing is a complex process and includes a high degree of assessment of future cash flows and other assumptions. The degree of assessment becomes extraordinarily high in a development company that has not yet received approval for its products and where there is no established sales history yet. We have therefore assessed that valuation of balanced development costs is a particularly important area. The recoverable amount of each type of drug candidate is determined as the value in use, which is calculated on the discounted present value of future cash flows. Key assumptions in these calculations are the date of approval of the supervisory authority, the risk of approval not being obtained, future growth, gross profit, and applied discount rate. The process is by nature based on estimates and assessments, not least because it is based on estimates of how the company's operations will be affected by future market developments, financial events, future research development and the underlying calculations are complex.

In our audit, we have evaluated and reviewed key assumptions, application of recognized valuation theory, discount rate (referred to as WACC - Weighted Average Cost of Capital) and other source data used by the company by comparing with external data sources, such as expected inflation or assessments of future market growth and by assessing the sensitivity of the company's valuation model. We have used the required valuation specialists in our team in conducting our audit. We have specifically focused on the sensitivity of the calculations and have made an independent assessment of whether there is a risk that reasonably likely events will give rise to a situation where the recoverable amount would be less than the reported values. In this assessment, we also assessed the company's historical forecast ability. Finally, we have assessed whether the disclosures given in Note 5 ("Capitalized development costs") in the Company's notes are appropriate, especially as regards the information on which of the stated assumptions are most sensitive when calculating the value in use.

Other Information than the annual accounts and consolidated accounts

The Board of Directors and the Managing Director are responsible for the other information. The other information comprises report on pages 1-20 and 69-72 (but does not include the annual accounts, consolidated accounts and our auditor’s report thereon).

Our opinion on the annual accounts and consolidated accounts does not cover this other information and we do not express any form of assurance conclusion regarding this other information.

In connection with our audit of the annual accounts and consolidated accounts, our responsibility is to read the information identified above and consider whether the information is materially inconsistent with the annual accounts and consolidated accounts. In this procedure we also take into account our knowledge otherwise obtained in the audit and assess whether the information otherwise appears to be materially misstated.

If we, based on the work performed concerning this information, conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and consolidated accounts and that they give a fair presentation in accordance with the Annual Accounts Act. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts and consolidated accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts and consolidated accounts, the Board of Directors and the Managing Director are responsible for the assessment of the company’s and the group’s ability to continue as a going concern. They disclose, as applicable, matters related to going concern and using the going concern basis of accounting. The going concern basis of accounting is however not applied if the Board of Directors and the Managing Director intend to liquidate the company, to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibility

Our objectives are to obtain reasonable assurance about whether the annual accounts and consolidated accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinions. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts and consolidated accounts.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the annual accounts and consolidated accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of the company’s internal control relevant to our audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

68	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

AUDITOR’S REPORT

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors and the Managing Director.
•	Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting in preparing the annual accounts and consolidated accounts. We also draw a conclusion, based on the audit evidence obtained, as to whether any material uncertainty exists related to events or conditions that may cast significant doubt on the company’s and the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the annual accounts and consolidated accounts or, if such disclosures are inadequate, to modify our opinion about the annual accounts and consolidated accounts. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company and a group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the annual accounts and consolidated accounts, including the disclosures, and whether the annual accounts and consolidated accounts represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our opinions.

We must inform the Board of Directors of, among other matters, the planned scope and timing of the audit. We must also inform of significant audit findings during our audit, including any significant deficiencies in internal control that we identified.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Opinions

In addition to our audit of the annual accounts and consolidated accounts, we have also audited the administration of the Board of Directors and the Managing Director of Oasmia Pharmaceutical AB (publ) for the year 2016-05-01 – 2017-04-30 and the proposed appropriations of the company’s profit or loss.

We recommend to the general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year.

Basis for Opinions

We conducted the audit in accordance with generally accepted auditing standards in Sweden. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the parent company and the group in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

Responsibilities of the Board of Directors and the Managing Director

The Board of Directors is responsible for the proposal for appropriations of the company’s profit or loss. At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company's and the group’s type of operations, size and risks place on the size of the parent company's and the group’s equity, consolidation requirements, liquidity and position in general.

The Board of Directors is responsible for the company’s organization and the administration of the company’s affairs. This includes among other things continuous assessment of the company’s and the group’s financial situation and ensuring that the company's organization is designed so that the accounting, management of assets and the company’s financial affairs otherwise are controlled in a reassuring manner. The Managing Director shall manage the ongoing administration according to the Board of Directors’ guidelines and instructions and among other matters take measures that are necessary to fulfill the company’s accounting in accordance with law and handle the management of assets in a reassuring manner.

Auditor’s responsibility

Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect:

•	has undertaken any action or been guilty of any omission which can give rise to liability to the company, or
•	in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

Our objective concerning the audit of the proposed appropriations of the company’s profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company’s profit or loss are not in accordance with the Companies Act.

As part of an audit in accordance with generally accepted auditing standards in Sweden, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration and the proposed appropriations of the company’s profit or loss is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the company’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion concerning discharge from liability. As a basis for our opinion on the Board of Directors’ proposed appropriations of the company’s profit or loss we examined whether the proposal is in accordance with the Companies Act.

Remark

During the fiscal year, the Board of Directors has made a decision regarding the pricing of a subsidiary's transfer of warrants to certain Directors of the Board and to management of the company. During the Extraordinary General Meeting held on November 21, resolution was made to issue and approve the transfer of the warrants at market price. The sale was decided by the company's board of directors and was conducted at a price which later on proved to be significantly below market price. As such, the transfer of warrants to certain Directors of the Board violated chapter 8, § 23a of the Swedish Companies Act and the transfer to management of the company violated chapter 8, § 51 of the Companies Act. The transaction has subsequently been annulled which is why it has not been deemed to have caused material injury to the company.

Stockholm July 7, 2017

ERNST & YOUNG AB

FREDRIK NORRMAN

Authorized Public Accountant

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	69

70	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

QUARTERLY

QUARTERLY DATA – GROUP

		Q1	Q2	Q3	Q4	FULL YEAR
TSEK		MAY - JUL	AUG - OCT	NOV - JAN	FEB - APR	MAJ - APR

Net sales	2016/17	36	56	36	44	172
	2015/16	219	52	6,043	59	6,373
Change in inventories of products in	2016/17	378	-1,377	1,906	-2,313	-1,405
progress and finished goods	2015/16	-	-	6,407	3,102	9,509
Capitalized development costs	2016/17	1,680	1,718	2,203	1,421	7,023
	2015/16	5,539	4,641	4,980	1,567	16,727
Operating expenses	2016/17	-34,647	-36,459	-39,107	-36,698	-146,691
	2015/16	-43,578	-45,701	-40,742	-35,280	-165,301
Operating income	2016/17	-32,343	-35,867	-34,861	-37,411	-140,481
	2015/16	-37,819	-41,008	-23,245	-30,619	-132,691
Income after tax	2016/17	-36,921	-41,343	-39,897	-42,082	-160,243
	2015/16	-39,818	-43,397	-25,342	-32,982	-141,539
Earnings per share, SEK*	2016/17	-0.34	-0.39	-0.34	-0.35	-1.42
	2015/16	-0.41	-0.44	-0.24	-0.30	-1.39
Weighted average number of shares,	2016/17	107,209	107,209	118,257	119,515	112,994
in thousands*	2015/16	97,858	98,011	105,521	105,709	101,753
Equity per share, SEK	2016/17	2.70	2.82	2.52	2.38	2.38
	2015/16	3.43	3.44	3.25	3.04	3.04
Equity/assets ratio, %	2016/17	56	57	57	58	58
	2015/16	69	67	67	63	63
Net liability	2016/17	133,813	131,503	141,597	140,724	140,724
	2015/16	61,444	21,601	67,247	93,730	93,730
Debt/equity ratio, %	2016/17	46	44	47	47	47
	2015/16	18	6	20	29	29
Number of employees at year-end	2016/17	77	77	77	66	66
	2015/16	80	79	79	75	75

OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017	71

Glossary

Glossary

API	Active pharmaceutical ingredient.
Chemotherapy	Treatment of cancer using cytostatics (cytotoxins).
CI	Commonwealth of Independent States. Consists today of Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldavia, Russia, Tajikistan, and Uzbekistan.
Clinical phase	Tests of a drug candidate in humans (in a veterinary context, in animals).
Clinical phase I	During clinical development of a drug, the drug is tested in humans for the first time in Phase I. The efficacy and safety of the drug is studied in a limited group (25-100 people) of healthy volunteers. The compounds for treatment of cancer that Oasmia is working on constitute an important exception. These candidates are also tested on volunteers but on a patient group that has the disease concerned.
Clinical phase II	A developed study in patients (50-300 people) with the disease against which the intended drug will be used. Study of efficacy and safety.
Clinical phase III	The final phase comprises a larger patient group (300-3,000 people) and the aim is to verify the efficacy and safety and identify any previously observed side effects.
Clinical phase IV	After the market launch the finished drug is monitored, mainly with respect to rare side effect symptoms.
Cytostatics	Cytotoxins, drugs against tumour disease.
Cytotoxic	Toxic to cells.
EMA	European Medical Agency.
Excipient	Platform, carrier molecule.
FDA	Food and Drug Administration. The US drug regulator.
Incidence	Number of diagnosed cases of a disease in one year.
Infusion	A route of administering a drug in liquid form. Infusion is often intravenous, i.e. the drug is administered into a vein.
Lymphoma	Lymph node cancer
Malignant me- lanoma	A serious and metastasizing form of skin cancer.
Mast cell	A type of cell found in connective tissue throughout the body.
Mastocytoma	A form of skin cancer.
Micelle	Spherical structures with the ability to form aggregates.
MUM	Minor Uses / Minor species. FDA-designation that provides an incentive to develop drug candidates intended to treat rare diseases or diseases in a limited number of species.
Nanometre	One billionth of a metre. Similar in size to molecules and molecular structures.
Nanoparticle	A particle whose size is measured in nanometres, 10-9 m.
NSCLC	Non-small cell lung carcinoma.
Oncology	The branch of science dealing with tumour diseases.
Orphan Drug	Pharmaceutical for treatment of a disease with a small patient group.
Paclitaxel	The first taxane to be isolated from a yew tree. One of the most common cytostatics used today.
Pharmacokinetics	The study of the distribution and metabolism over time of a drug or other substance in the body.
Pre-clinical phase	Selection of drug candidates. The selected candidate is tested with respect to specificity, efficacy and safety.
Retinoid	Vitamin A-like acid
SME	Small and medium enterprises.
Surfactant	Molecule consisting of one polar water-soluble component and one non-polar lipid-soluble component.
Taxan	A group of chemicals originally derived from the yew tree. The group is one of the compounds most commonly used against tumour diseases today.
Taxol	The first drug to contain paclitaxel.
Toxic	Poisonous.
WHO	World Health Organization, the UN agency for global health.

72	OASMIA PHARMACEUTICAL AB – ANNUAL REPORT 2016/2017

OASMIA PHARMACEUTICAL AB

Corporate ID number 556332-

6676 Vallongatan 1, 752 28

Uppsala

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Fax +46 18 51 08 73

Email address info@oasmia.com

www.oasmia.com